Form 10-K, Exhibit 13
period 1996-12-31
NEOPATH INC
filed 1997-03-28
CIK 851729

selected five-year financial data


 IN THOUSANDS, EXCEPT PER SHARE DATA
 YEAR ENDED DECEMBER 31,         1996      1995      1994      1993      1992
                              ---------  --------  --------  --------  -------
 STATEMENT OF OPERATIONS DATA
 Revenues                     $  3,062   $     -   $     -   $    -    $    -
 Gross margin                    1,157         -         -        -         -
 Operating expenses:
  Research and development      11,202     9,384     9,183    4,792     3,877
  Selling, general and
    administrative              11,295     6,626     3,320    1,413     1,565
 Net loss                      (17,655)  (14,365)  (12,324)  (6,264)   (5,380)
 Net loss per share 1, 2         (1.36)    (1.53)    (1.94)

 BALANCE SHEET DATA
 Cash, cash equivalents,
  and securities
  available-for-sale          $ 58,488  $ 23,430   $ 2,295  $ 1,001   $ 1,588
 Working capital                60,821    22,876     2,316       82     1,061
 Total assets                   76,132    28,016     5,193    1,662     2,146
 Obligations under capital leases,
  less current portion             183       258       176      216       170
 Total shareholders' equity     71,602    25,133     3,602      489     1,399

 The comparability of the above data is affected by the Company's initial public offering completed in February
 1995  and  second  public offering completed  in  January
 1996.  See Note 8 of Notes to Financial Statements.

 1 Amounts presented for 1995 and 1994  are pro forma
   (unaudited). The basis for determining the number of shares used in computing pro forma (unaudited) net loss per share is described in Note 1 of Notes to Financial
   Statements.

 2 Net loss per share for 1993 and 1992 is not considered meaningful.

 nineteen     NEOPATH 1996 ANNUAL REPORT
           management's discussion and analysis of
        financial condition and results of operations


                          overview

 NeoPath, Inc. (the "Company" or "NeoPath") develops and markets products that automate the interpretation of medical images. The Company's initial products are two automated screening systems that integrate proprietary high-speed image processing computers, video imaging
 technology   and   sophisticated   image   interpretation
 software  to capture and analyze thousands of microscopic
 images  from  a  Papanicolaou ("Pap")  smear  slide.   In
 September   1995,  the  United  States  Food   and   Drug
 Administration  (the "FDA") cleared  for  commercial  use
 the   Company's  first  product,  the  AutoPap   300   QC
 Automatic   Pap  Screener  System  (the "AutoPap   QC").
 During  the  first  quarter  of  1996,  the  Health  Care
 Financing  Administration  officially  allowed   clinical
 laboratories to use the AutoPap QC in the quality control review of Pap smear slides that have been
 initially   screened  by  cytologists  as  normal.    The
 decision allows AutoPap QCs to replace the federally mandated rescreening requirement. As a result of these
 approvals,   NeoPath  transitioned  from  a  "development
 stage"   company  to  a  commercial  entity,   with   the
 Company's first product revenues recognized in 1996.
     NeoPath  is  seeking FDA approval for  the  Company's
 second   product,  the  AutoPap  Automatic  Pap  Screener
 System (the "AutoPap Screener" and, in combination with the AutoPap QC, the "AutoPap System"). On September 27, 1996 a Hematology and Pathology Devices Advisory Panel recommended that the FDA not approve, at that time, the supplement to the Company's premarket approval ("PMA") submission for the use of the AutoPap Screener as a primary screener of Pap
 smear   slides  pending  the  completion  of   additional
 premarket  studies.   The FDA subsequently  followed  the
 Panel's   recommendation.   The  Company  is   performing
 additional clinical studies, as requested by the FDA, and plans to resubmit this matter to the FDA in 1997.
     The Company is compensated on either a sale or fee-per-use basis (subject to certain license agreements and minimum payments). Under its fee-per-use program, the Company retains ownership of AutoPap Systems placed at customer sites and assesses customers a charge for each
 Pap   smear  slide  analyzed.   The  fee-per-use  program
 entails  a  significant  capital  commitment  since   the
 Company  retains ownership of the AutoPap  Systems.   The
 cost   of  each  AutoPap  System  is  reclassified   from
 inventories to depreciable equipment upon shipment to a fee-per-use customer site. Such equipment, reflected on the balance sheet under "fee-per-use systems, net," is depreciated on a straight-line basis over a four-year
 period,   commencing  upon  commercial  operation.    The
 Company's product placements have primarily consisted of fee-per-use contracts in the United States and sales contracts internationally. The Company anticipates that future product placements will continue to consist of a mixture of fee-per-use and sale contracts.
     During 1996, the Company developed commercial-scale manufacturing capability and expanded its
 sales,  marketing,  and  administrative  functions.   The
 Company expects spending to increase as it supports its fee-per-use program, continues to expand its sales,
 marketing,    and    customer   service    and    support
 capabilities, and continues its research and  development
 activities   (including  additional  clinical   studies).
 Accordingly, the Company expects to incur negative cash flows and additional losses in 1997. However, NeoPath anticipates increased domestic and international AutoPap System revenues in 1997 as the Company builds on its established base of fee-per-use customers in the United States and places AutoPap Systems worldwide through a mixture of fee-per-use and sale contracts.

twenty  NEOPATH 1996 ANNUAL REPORT

     Cost of revenues includes depreciation on the AutoPap
 System   used  in  the  fee-per-use  program,   allocated
 service  and support costs, and, with regard  to  AutoPap
 Systems  sold,  the related manufacturing cost  of  those
 devices.    The   Company's  research   and   development
 expenses  include  salaries and benefits  of  scientific,
 engineering,    and    regulatory   personnel,    testing
 equipment,  components  used  in  prototypes,  consulting
 services   and   the  costs  of  preparing   and   filing
 applications  for  patent protection  for  the  Company's
 technologies.    General   and  administrative   expenses
 include    salaries    and   benefits    of    financial,
 administrative,  sales  and  marketing  personnel,   non-
 patent legal expenses, and facility-related costs.



                    results of operations
        YEARS ENDED DECEMBER 31, 1996, 1995 AND 1994

                  REVENUES AND GROSS MARGIN
 NeoPath  began recognizing product revenues in the  first
 quarter of 1996 and ended the year with a total of
 $3.1  million  in revenues.  Total revenues consisted  of
 fee-per-use and sale revenues.
     The Company's gross margin fluctuates from period-to-
 period   as  a  result  of  the  mixture  of  fee-per-use
 revenues and sale revenues; therefore, the gross margin of 38% in 1996 is not necessarily indicative of future gross margin.

              RESEARCH AND DEVELOPMENT EXPENSES
 Research  and  development expenses for  the  year  ended
 December 31, 1996 increased to $11.2 million compared to $9.4 million and $9.2 million for the same periods in 1995 and 1994, respectively. The $1.8 million increase in 1996 was due primarily to increased research and development personnel. The Company expects research and development expenses to increase in 1997 as it conducts clinical trials of the AutoPap Screener in the United
 States and elsewhere and seeks to continuously improve the AutoPap Systems' performance.
     The increase for the year ended December 31, 1995 was primarily due to a $350,000 noncash contribution of shares of common stock to the University of Washington in the second quarter of 1995.


        SELLING, GENERAL AND ADMINISTRATIVE EXPENSES
 Selling,  general  and administrative expenses  increased
 to $11.3 million in 1996 from $6.6 million and
 $3.3  million,  respectively, for the comparable  periods
 in  1995 and 1994.  The increase in 1996 was primarily  a
 result   of  increased  personnel  and  expanded   sales,
 marketing  and  administrative  functions.   The  Company
 expects  selling, general and administrative expenses  to
 continue   to  increase  as  it  further  expands   these
 functions  to support the continued worldwide rollout  of
 the  AutoPap System.  The Company also incurred increased
 legal  fees in 1996 relating to the Neuromedical Systems,
 Inc.   lawsuit  (see  Note  10  of  Notes  to   Financial
 Statements).

     The increase in 1995 was primarily a result of the expansion of the Company's manufacturing, sales and marketing, and customer service and support capacities and from the relocation and expansion of the Company's corporate headquarters in January 1995.

twenty one  NEOPATH 1996 ANNUAL REPORT

     During    1994,   the   Company   recorded   deferred
 compensation  for  the  difference between  the  exercise
 price  and  the deemed fair value for financial reporting
 purposes  of  the  Company's  common  stock  for  options
 granted  in  1994.  Such options were granted  at  prices
 ranging from $1.20 to $4.00 per share with a deemed  fair
 value  ranging  from  $2.40 to  $6.00  per  share.   This
 compensation  expense aggregated $774,000, and  is  being
 amortized  over  the respective vesting periods.   During
 1996,  1995  and  1994, $78,000, $278,000  and  $321,000,
 respectively,   of   such   compensation   expense    was
 recognized.

                       INTEREST INCOME
 Interest  income  for the year ended  December  31,  1996
 increased to $3.7 million from $1.7 million and  $252,000,
 respectively,  for  the comparable periods  in  1995  and
 1994  due  primarily  to  the  investment  of  the  $61.7
 million  net  proceeds from the Company's  second  public
 stock  offering completed in January 1996.  The  increase
 in  1995  is  due to the investment of the $34.7  million
 net  proceeds  from  the Company's initial  public  stock
 offering   completed  in  February  1995.   The   Company
 expects that its interest income will decline in 1997 as a result of declining cash available for investment.



   limitation on use of net operating loss and tax credit
                        carryforwards

 As  of  December 31, 1996, the Company had net  operating
 loss  carryforwards of approximately  $62.6  million  and
 research   and   development  credit   carryforwards   of
 approximately  $1.3  million  for  federal   income   tax
 purposes,  which expire between 2004 and  2011.   Due  to
 the  issuance and sale of shares of preferred stock,  and
 the   Company's  initial  public  offering,  the  Company
 incurred   "ownership  changes"  pursuant  to  applicable
 regulations in effect under the Internal Revenue Code  of
 1986,  as  amended.   Therefore,  the  Company's  use  of
 losses  incurred  through  the date  of  these  ownership
 changes  will be limited during the carryforward  period.
 The  Company  estimates  that the  use  of  approximately
 $28.0 million of losses incurred prior to one or more  of
 the  ownership  changes would be limited to approximately
 $6.4  million per year through 1997 and to lower  amounts
 in  subsequent years.  To the extent that any single-year
 loss   is  not  utilized  to  the  full  amount  of   the
 limitation,   such  unused  loss  is  carried   over   to
 subsequent years until the earlier of its utilization or the expiration of the relevant carryforward period. See
 Note 7 of Notes to Financial Statements.



               liquidity and capital resources

 As  of  December 31, 1996, the Company had  approximately
 $58.5  million  in cash, cash equivalents and  securities
 available-for-sale,  representing  77%  of  total
 assets.   As  of  December  31,  1996,  the  Company  had
 capital   lease  obligations,  including   interest,   of
 $304,000   and  operating  lease  obligations   of   $1.9
 million.   Other than capitalized lease obligations,  the
 Company has no outstanding long-term debt.

twenty two  NEOPATH 1996 ANNUAL REPORT

     The  Company's cash used in operating activities  was
 $25.0  million, $12.8 million, and $13.0 million  in  the
 years   ended   December  31,  1996,  1995,   and   1994,
 respectively.   The  Company expended cash  for  property
 and   equipment  of  $3.3  million,  $1.9  million,   and
 $552,000 in the years ended December 31, 1996, 1995,  and
 1994, respectively.
     The   Company   expects  negative  cash   flow   from
 operations  to  continue  at least  through  1997  as  it
 manufactures  AutoPap  Systems  to  support   fee-per-use
 product  placements, continues to expand  its  marketing,
 sales,  and  customer  service and support  capabilities,
 continues  its  research and development  activities  and
 conducts  clinical trials of the AutoPap  Screener.   The
 Company  currently  estimates that its  existing  capital
 resources  and interest income will enable it to  sustain
 operations for approximately two years.  There can be  no
 assurance,  however,  that  the  Company  will   not   be
 required  to seek additional capital at an earlier  date.
 The Company's future capital requirements will depend  on
 many  factors, including the extent and rate of  adoption
 of   use   of  the  AutoPap  QC  and,  if  the  requisite
 regulatory approvals are obtained, the AutoPap  Screener;
 the  adoption  of the Company's fee-per-use program;  the
 mix  of  fee-per-use and sale placements; the extent  and
 rate  of  development of the Company's marketing,  sales,
 and  customer service and support capabilities;  and  the
 status of competing products.  The Company may, from  time
 to  time,  seek  additional  funding  through  public  or
 private  financing,  including equity  financing.   There
 can  be  no  assurance  that  adequate  funding  will  be
 available  as  needed  or  on  terms  acceptable  to  the
 Company.   If  additional funds  are  raised  by  issuing
 equity securities, existing shareholders may experience dilution. Insufficient funds may require the Company to delay, scale back or eliminate some or all of its research and development and clinical programs.



                 forward-looking statements

 The  preceding  Management's Discussion and  Analysis  of
 Financial  Condition  and Results of Operations  contains
 "forward-looking statements" which reflect the  Company's
 current   views  with  respect  to  future   events   and
 financial  performance.  These forward-looking statements
 are  subject  to  certain  risks and  uncertainties  that
 could  cause  actual  results to differ  materially  from
 historical  results  or  those  anticipated.   The  words
 "plan,"  "expect," "anticipate," and similar  expressions
 identify   forward-looking   statements.    Readers   are
 cautioned  not to place undue reliance on these  forward-
 looking   statements.    The   Company   undertakes    no
 obligation  to  publicly update or  revise  any  forward-
 looking   statements,  whether  as  a   result   of   new
 information,  future events, or otherwise.  Factors  that
 could  cause  actual  results to differ  materially  from
 historical results or those anticipated include,  without
 limitation,   the   following:   the  Company's   limited
 operating   history   and  history  of   losses;   market
 acceptance  of the Company's products; the acceptance  of
 the  Company's fee-per-use or sale programs; product  and
 manufacturing   regulatory  approvals;    the   Company's
 limited marketing, sales, customer service and support capabilities; uncertainties relating to international transactions; the Company's sole or limited source of supply of certain components; the status of competing products; dependence on reimbursement; dependence on single product line; product liability; dependence on patents and proprietary rights; the risk of third-party claims of infringement; and dependence on key personnel.
 For  a  more  detailed discussion of these  factors,  see
 "Factors  Affecting  Future Results  and  Forward-Looking
 Statements" of the Company's Form 10-K for the fiscal year ended December 31, 1996.

twenty three  NEOPATH 1996 ANNUAL REPORT

                       balance sheets

 DECEMBER 31,                                                      1996                1995
 ASSETS
 Current assets:
  Cash and cash equivalents                                $  7,871,401        $  4,150,923
  Securities available-for-sale                              50,616,477          19,278,839
  Accounts receivable, net of allowance of $175,000             840,256                   -
  Inventories                                                 5,641,914           1,841,560
  Other current assets                                          197,726             229,555
                                                             ----------          ----------
 Total current assets                                        65,167,774          25,500,877

 Fee-per-use systems, net                                     5,994,137                   -
 Property and equipment, net                                  4,813,745           2,192,984
 Deposits and other assets                                      155,899             322,295
                                                            ------------       ------------
  Total assets                                              $ 76,131,555       $ 28,016,156
                                                            ============       ============
 LIABILITIES AND SHAREHOLDERS' EQUITY
 Current liabilities:
  Accounts payable                                          $ 1,496,630        $    803,649
  Salaries and wages payable                                  2,208,454           1,443,131
  Customer deposits                                             164,330              35,000
  Other accrued liabilities                                     401,609             149,328
  Current portion of obligations under capital leases            75,861             193,442
                                                             ----------         -----------
 Total current liabilities                                    4,346,884           2,624,550

 Obligations under capital leases, less current portion         182,535             258,395

 Commitments and contingencies

 Shareholders' equity:
  Preferred stock, $.01 par value; 10,000,000 shares
    authorized; none issued and outstanding                           -                   -
  Common stock, $.01 par value; 40,000,000 shares
    authorized; 13,652,156 and 9,819,487 shares
    issued and outstanding at December 31, 1996
    and 1995, respectively                                  136,255,746          71,649,971

  Deferred compensation                                         (74,246)           (175,782)
  Accumulated deficit                                       (64,579,364)        (46,340,978)
                                                            -----------         -----------
 Total shareholders' equity                                  71,602,136          25,133,211
                                                            -----------         -----------
 Total liabilities and shareholders' equity                $ 76,131,555        $ 28,016,156
                                                            ===========         ===========
 See accompanying notes.

twenty four  NEOPATH 1996 ANNUAL REPORT

                  statements of operations

 YEAR ENDED DECEMBER 31,                                       1996            1995           1994
 Revenues                                             $   3,061,849   $           -  $           -
 Cost of revenues                                         1,904,559               -              -
                                                      -------------   -------------   ------------
  Gross margin                                            1,157,290               -              -

 Operating expenses:
  Research and development                               11,202,375       9,384,177      9,183,484
  Selling, general and administrative                    11,295,228       6,626,317      3,320,025
                                                      -------------    ------------   ------------
                                                         22,497,603      16,010,494     12,503,509

 Loss from operations                                   (21,340,313)    (16,010,494)   (12,503,509)

 Interest income                                          3,741,843       1,730,094        252,245
 Interest expense                                           (56,813)        (84,986)       (72,424)
                                                      -------------    ------------   ------------
 Net loss                                             $ (17,655,283)  $ (14,365,386) $ (12,323,688)
                                                      =============    ============   ============

 Net loss per share                                   $       (1.36)  $       (1.59) $       (6.67)
                                                      =============    ============   ============
 Shares used in computation
  of net loss per share                                  13,029,314       9,007,570      1,846,275

 Pro forma (unaudited) net loss per share,
  reflecting assumed conversion of
  convertible preferred stock                                         $       (1.53) $       (1.94)
                                                                       ============   ============
 Shares used in computation of pro forma net
  loss per share                                                          9,412,683      6,343,451

 See accompanying notes.

twenty five  NEOPATH 1966 ANNUAL REPORT


             statements of shareholders' equity

                                        PREFERRED STOCK             COMMON STOCK
                                    -----------------------   ------------------------
                                   NUMBER OF                  NUMBER OF                    DEFERRED     ACCUMULATED
                                      SHARES        AMOUNT       SHARES        AMOUNT  COMPENSATION         DEFICIT         TOTAL
Balance at December 31, 1993       3,134,892  $ 18,014,091      331,020  $  2,166,571  $          -   $ (19,691,849)  $   488,813
  Series G preferred stock
   issued for cash, net of
   issuance costs of $85,027       2,307,699    14,914,971            -             -             -              -     14,914,971
  Exercise of stock options                -             -      197,354       217,686             -              -        217,686
  Deferred compensation
   related to stock option grants          -             -            -       774,000      (774,000)             -              -
  Amortization of deferred
   compensation                            -             -            -             -       320,553              -        320,553
  Unrealized loss on securities
    available-for-sale                     -             -            -             -             -        (16,425)       (16,425)
  Net loss                                 -             -            -             -             -    (12,323,688)   (12,323,688)
                                  ----------   -----------     --------     ---------      --------    -----------    -----------
 Balance at December 31, 1994      5,442,591    32,929,062      528,374     3,158,257      (453,447)   (32,031,962)     3,601,910
  Preferred stock converted
   to common stock                (5,442,591)  (32,929,062)   5,609,257    32,929,062             -              -              -
  Initial public offering
   - common stock, net of
   issuance costs of $3,209,734            -             -    3,450,000    34,740,266             -              -     34,740,266
  Exercise of options and warrants         -             -      206,856       472,386             -              -        472,386
  Amortization of deferred
   compensation                            -             -            -             -       277,665              -        277,665
  Gift of original issuance shares         -             -       25,000       350,000             -              -        350,000
  Unrealized appreciation on securities
    available-for-sale                     -             -            -             -             -         56,370         56,370
  Net loss                                 -             -            -             -             -    (14,365,386)   (14,365,386)
                                  ----------   -----------    ---------    ----------     ---------   ------------    -----------
 Balance at December 31, 1995              -             -    9,819,487    71,649,971      (175,782)   (46,340,978)    25,133,211
  Second public offering - common
    stock, net of issuance costs
    of $4,384,649                          -             -    2,875,000    61,740,351             -              -     61,740,351
  Exercise of options and warrants         -             -      957,669     2,889,169             -              -      2,889,169
  Amortization of deferred
    compensation                           -             -            -       (23,745)      101,536              -         77,791
  Unrealized loss on securities
    available-for-sale                     -             -            -             -             -       (583,103)      (583,103)
  Net loss                                 -             -            -             -             -    (17,655,283)   (17,655,283)
                                  ----------   -----------  -----------    ----------      ---------   -----------    -----------
 Balance at December 31, 1996              -  $          -   13,652,156  $136,255,746     $ (74,246)  $(64,579,364)  $ 71,602,136
                                  ==========   ===========  ===========   ===========      =========   ===========    ===========

 See accompanying notes.

twenty six and twenty seven  NEOPATH 1996 ANNUAL REPORT

                  statements of cash flows

 YEAR ENDED DECEMBER 31,                        1996           1995           1994
 OPERATING ACTIVITIES
 Net loss                               $(17,655,283)  $(14,365,386)  $(12,323,688)
 Adjustments to reconcile
  net loss to net cash used
  in operating activities:
    Depreciation and amortization          1,994,064        539,217        248,110
    Deferred compensation                     77,791        277,665        320,553
    Gift of original issuance shares               -        350,000              -
    Accrued interest on securities
     available-for-sale                      660,623       (337,098)       (59,140)
    Net change in operating accounts:
     Accounts receivable                    (840,256)             -              -
     Inventories and
       fee-per-use systems               (11,093,253)      (577,634)    (1,263,926)
     Accounts payable and
       accrued liabilities                 1,839,915      1,421,009        183,528
    Other                                     40,888        (86,707)      (134,147)
                                         -----------    -----------    -----------
 Net cash used in operating activities   (24,975,511)   (12,778,934)   (13,028,710)

 INVESTING ACTIVITIES
 Purchases of securities
  available-for-sale                     (75,750,434)   (35,663,513)    (9,145,429)
 Maturities of securities
  available-for-sale                      43,169,070     19,073,237      6,893,049
 Additions to property and equipment      (3,325,122)    (1,885,813)      (552,156)
 Other                                       166,396         85,115       (297,127)
                                         -----------    -----------     ----------
 Net cash used in investing activities   (35,740,090)   (18,390,974)    (3,101,663)

 FINANCING ACTIVITIES
 Proceeds from bank note                           -        500,000              -
 Payments on bank note                             -       (500,000)             -
 Issuance of common stock, net            61,740,351     34,740,266              -
 Issuance of preferred stock, net                  -              -     14,914,971
 Exercise of stock options
  and warrants                             2,889,169        472,386        217,686
 Proceeds from sale/
  leaseback transactions                           -        317,594        152,468
 Principal payments on obligations
  under capital leases                      (193,441)      (209,415)      (155,789)
                                          ----------     ----------     ----------
 Net cash provided by
  financing activities                    64,436,079     35,320,831     15,129,336
 Net increase (decrease) in cash
  and cash equivalents                     3,720,478      4,150,923     (1,001,037)
 Cash and cash equivalents:
  Beginning of period                      4,150,923              -      1,001,037
                                          ----------    -----------    -----------
  End of period                          $ 7,871,401   $  4,150,923   $          -
                                          ==========    ===========    ===========
 NONCASH TRANSACTIONS
 AND SUPPLEMENTAL DISCLOSURES
 Cash paid for interest                  $    56,813   $     84,986   $     76,090
 Inventories transferred to
  fee-per-use systems                      6,563,537              -              -
 Inventories transferred to property
  and equipment                              729,362              -              -
 Deferred compensation
  on stock option grants                           -              -        774,000

 See accompanying notes.

twenty eight and twenty nine  NEOPATH 1996 ANNUAL REPORT
                notes to financial statements
                      DECEMBER 31, 1996

                             one
     description of business and summary of significant
                     accounting policies

                          BUSINESS
 NeoPath,  Inc.  (the  "Company")  develops  and   markets
 products  that  automate  the interpretation  of  medical
 images.   The  Company's  AutoPap  System  is  a  medical
 device  that  integrates  proprietary  high-speed   image
 processing   computers,  video  imaging  technology   and
 sophisticated  image interpretation software  to  capture
 and  analyze  thousands  of  microscopic  images  from  a
 Papanicolaou  ("Pap")  smear slide.   The  Company  began
 recognizing    product   revenues   in   1996,    thereby
 transitioning from a "development stage" company to a commercial entity.

                    REVENUES AND MARKETS
 NeoPath's  primary market includes domestic  and  foreign
 clinical  laboratories.  Domestic revenues are  generated
 primarily   through   NeoPath's   direct   sales   force;
 international   revenues  in  1996  were   derived   from
 distributors.   The  Company's  four  largest   customers
 accounted  for  86%   of total 1996  revenues,  and
 export  product placements accounted for  45%  of
 total  1996 revenues.  The Company recognizes fee-per-use
 revenue   based   on  the  number  of   customer   slides
 processed,  subject  to  agreed-upon  minimum  processing
 levels,  beginning  in  the month an  AutoPap  System  is
 initially  placed in commercial use at the customer  site
 and  is  accepted  by  the customer.   Sales  of  AutoPap
 Systems are recognized at date of shipment.

                      CASH EQUIVALENTS
 Short-term  investments  with  a  purchased  maturity  of
 three   months  or  less  are  considered  to   be   cash
 equivalents.   Cash  equivalents  are  carried  at  cost,
 which approximates market value.

                SECURITIES AVAILABLE-FOR-SALE
 The  Company's  investment  portfolio  is  classified  as
 available-for-sale,  and such securities  are  stated  at
 fair   value,  with  the  unrealized  gains  and   losses
 adjusted  through accumulated deficit.   Interest  earned
 on  securities available-for-sale is included in interest
 income.   The  amortized  cost  of  investments  in  this
 category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. The cost of securities sold is calculated using the specific identification method.

                         INVENTORIES
 Inventories  are valued at the lower of  cost  or  market
 (first in, first out basis).

                     FEE-PER-USE SYSTEMS
 AutoPap  Systems manufactured for fee-per-use  placements
 are  carried in inventories until the AutoPap Systems are
 placed  in  commercial  use,  at  which  time  they   are
 reclassified    to   fee-per-use   systems   (non-current
 assets).   Fee-per-use  systems  are  depreciated  on   a
 straight-line  basis  over an estimated  useful  life  of
 four years.
     The  Company purchases all components for the AutoPap
 Systems   from   outside   vendors,   including   certain
 components  from  sole-source  or  single  vendors.   The
 establishment of additional or replacement sources of supply could require regulatory approval. In addition, a vendor's inability to supply acceptable components in a timely manner and in the quantity required could delay the Company's manufacture of, or cause the Company to cease manufacturing, its products.

thirty  NEOPATH 1996 ANNUAL REPORT

                   PROPERTY AND EQUIPMENT
 Property   and  equipment  are  recorded  at  cost   less
 accumulated  depreciation and amortization.  Depreciation
 is   calculated  on  a  straight-line  basis   over   the
 estimated useful lives of the related assets, ranging from three to seven years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the lease.

                   DEFERRED OFFERING COSTS
 The  Company  capitalizes deferred offering costs.   Upon
 completion of an offering, the costs are netted against the proceeds of the offering.

                  STOCK-BASED COMPENSATION
 The  Company  has  elected to follow the intrinsic  value
 method prescribed by Accounting Principles Board
 Opinion   No.  25,  "Accounting  for  Stock   Issued   to
 Employees" and related Interpretations in accounting  for
 its  stock  options  because the alternative  fair  value
 accounting   provided  for  under  Financial   Accounting
 Standards Board Statement No. 123, "Accounting for Stock-
 Based  Compensation" ("FASB 123") requires use of  option
 valuation  models  that were not  developed  for  use  in
 valuing  employee  stock options.  Because  the  exercise
 price  of  the  Company's stock options generally  equals
 the  market price of the underlying stock on the date  of
 grant, no compensation expense has been recognized  since
 the Company's initial public stock offering.  See Note  8
 for FASB 123 pro forma disclosures.

                     NET LOSS PER SHARE
 Net loss per share is computed based on the weighted average number of shares of common stock outstanding. Common equivalent shares are not included in the per share calculation when the effect of their inclusion would be antidilutive, except that, in accordance with Securities and Exchange Commission requirements, common and  common equivalent shares issued during the  twelve-month
 period   immediately  preceding  the  Company's   initial
 public offering have been included in the calculation  as
 if they were outstanding for all periods prior to the initial public offering using the treasury stock method.
     Unaudited  pro forma net loss per share is  based  on
 the  number of shares determined above adjusted  for  the
 assumed   conversion   of  all  outstanding   shares   of
 convertible preferred stock into common stock at the time of issuance.

                CONCENTRATIONS OF CREDIT RISK
 The  Company  invests its excess cash in accordance  with
 guidelines  which limit the credit exposure  to  any  one
 financial  institution and to any one type of investment,
 other   than  securities  issued  by  the  United  States
 Government.   The  guidelines  also  specify   that   the
 financial instruments are issued by institutions with strong credit ratings. The securities are generally not collateralized and mature within five years.

                      USE OF ESTIMATES
 The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

                      RECLASSIFICATIONS
 Certain  reclassifications  have  been  made  to  conform
 prior   year  financial  information  to  classifications
 presented in the current year.

thirty one  NEOPATH 1996 ANNUAL REPORT
                             two
                securities available-for-sale

 Securities available-for-sale consist of the following:

                                    GROSS       GROSS
                               UNREALIZED  UNREALIZED
 DECEMBER 31, 1996        COST      GAINS      LOSSES     FAIR VALUE

 Corporate bonds   $41,495,498   $  2,130   $(373,817)   $41,123,811
 Government  bonds   9,664,137        543    (172,014)     9,492,666
                   -----------    -------    --------     ----------
                   $51,159,635   $  2,673   $(545,831)   $50,616,477
                   ===========    =======    ========     ==========

                                    GROSS       GROSS
                               UNREALIZED  UNREALIZED
 DECEMBER 31, 1995        COST      GAINS      LOSSES     FAIR VALUE

 Corporate bonds   $19,086,934   $100,546   $ (60,980)   $19,126,500
 Government bonds      151,960        379           -        152,339
                    ----------    -------     -------     ----------
                   $19,238,894   $100,925   $ (60,980)   $19,278,839
                    ==========    =======     =======     ==========

     There  were no realized gains or losses on  sales  of
 securities available-for-sale for the years ended
 December  31,  1996  and 1995.  The  net  adjustment  for
 unrealized holding gains and losses on securities
 available-for-sale,   included   as   a   component    of
 shareholders'  equity, was a loss  of  $583,103  for  the
 year  ended  December 31, 1996 and a gain of $56,370  for
 the  year  ended December 31, 1995.  The  fair  value  of
 securities  available-for-sale maturing within  one  year
 totals   $22,757,631.   The  fair  value  of   securities
 available-for-sale maturing between one  and  five  years
 totals   $27,858,846.    The   Company   considers    all
 securities available-for-sale as available for use in current operations.


                            three
                         inventories

 Inventories consist of the following:

 DECEMBER 31,                         1996         1995

 Raw materials                  $2,725,725   $  789,142
 Work-in-process                   166,437      343,306
 Finished goods                  2,749,752      709,112
                                 ---------    ---------
                                $5,641,914   $1,841,560
                                 =========    =========

thirty two  NEOPATH 1996 ANNUAL REPORT

     Finished goods consist of AutoPap Systems which  will
 be   reclassified  to  fee-per-use  systems  (non-current
 assets)   when  placed  in  commercial  use  and  AutoPap
 Systems  to  be sold.  As of December 31, 1996,  finished
 goods  included  AutoPap Systems  used  internally  on  a
 temporary   basis   and   AutoPap   Systems   placed   at
 "evaluation" sites.


                            four
                     fee-per-use systems

 Fee-per-use systems consist of the following:

 DECEMBER 31, 1996
 Fee-per-use systems                         $6,563,537
 Accumulated depreciation                      (569,400)
                                              ---------
                                             $5,994,137
                                              =========

                            five
                   property and equipment

 Property and equipment consist of the following:

 DECEMBER 31,                                       1996          1995

 Laboratory and other equipment              $ 4,955,452   $ 2,218,000
 Furniture and fixtures                        1,133,276       542,135
 Leasehold improvements                        1,154,922       529,970
                                               ---------    ----------
   Total property and equipment                7,243,650     3,290,105
 Accumulated  depreciation  and  amortization (2,429,905)   (1,097,121)
                                              ----------    ----------
                                             $ 4,813,745   $ 2,192,984
                                              ==========    ==========

     At December 31, 1996 and 1995, the Company held equipment under capitalized leases with an original cost of $500,371 and $875,660 and a net book value of $255,497 and $497,238, respectively.


                             six
                      lease agreements

 The  Company leases certain property and equipment  under
 capital   leases  pursuant  to  master  equipment   lease
 agreements.   Under such agreements, the Company  entered
 into  multiple capital leases for property and equipment.
 The agreements include lease terms ranging from 36 to  60
 months and purchase options at the end of each lease.

thirty three  NEOPATH 1996 ANNUAL REPORT

     The  Company  leases office and operating  facilities
 under  operating  leases expiring  in  May  1998  through
 January  2000,  with various renewal options.   Operating
 lease expense for the years ended December 31, 1996, 1995, and 1994 was $620,895, $496,190, and $216,215,
 respectively.

   Minimum  future lease payments as of December 31,  1996
 are as follows:

YEAR ENDING DECEMBER, 31                  CAPITAL LEASES  OPERATING LEASES

1997                                            $ 99,347        $  760,330
1998                                              94,827           635,546
1999                                              91,274           497,703
2000                                              19,050            21,023
2001                                                   -            11,941
                                                --------        ----------
Total minimum lease payments                     304,498        $1,926,543
Less amount representing interest                 46,102        ==========
                                                --------
Present value of minimum lease payments          258,396
Current portion                                   75,861
                                                --------
Obligations under capital leases, less
  current portion                               $182,535
                                                ========

   Interest rates on capitalized leases range from 10% to 19%.

                            seven
                        income taxes

 As  of  December 31, 1996, the Company had net  operating
 loss  carryforwards of approximately  $62.6  million  and
 research   and   development  credit   carryforwards   of
 approximately  $1.3  million  for  federal   income   tax
 purposes,  which expire between 2004 and  2011.   Due  to
 the  issuance and sale of shares of preferred  stock  and
 the   Company's  initial  public  offering,  the  Company
 incurred   "ownership  changes"  pursuant  to  applicable
 regulations in effect under the Internal Revenue Code  of
 1986,  as  amended.   Therefore,  the  Company's  use  of
 losses  incurred  through  the date  of  these  ownership
 changes  will be limited during the carryforward  period.
 The  Company  estimates  that the  use  of  approximately
 $28.0 million of losses incurred prior to one or more  of
 the  ownership  changes would be limited to approximately
 $6.4  million per year through 1997 and to lower  amounts
 in  subsequent years.  To the extent that any single-year
 loss   is  not  utilized  to  the  full  amount  of   the
 limitation,   such  unused  loss  is  carried   over   to
 subsequent years until the earlier of its utilization or the expiration of the relevant carryforward period.
 Approximately $3.8 million of the net operating loss carryforward is attributed to the deduction for stock options, the tax effect of which will be credited to common stock when realized.

thirty four  NEOPATH 1996 ANNUAL REPORT

     Deferred income taxes reflect the net tax effects  of
 temporary  differences between the tax  basis  of  assets
 and   liabilities   and   the   corresponding   financial
 statement   amounts.   Significant  components   of   the
 Company's deferred income tax assets at December 31, 1996 and 1995 are as follows:

 DECEMBER 31,                                 1996          1995

 Net operating loss carryforwards     $ 21,281,000  $ 14,789,000
 Research and development credits        1,260,000     1,066,000
 Research and development costs            759,000       971,000
 Deferred compensation                     230,000       204,000
 Accrued vacation                          184,000       128,000
 Charitable contribution carryforwards     124,000       123,000
 Allowance for doubtful accounts            60,000             -
 Property and equipment                     55,000       (12,000)
 Other                                     234,000        51,000
 Valuation allowance                   (24,187,000)  (17,320,000)
                                       -----------   -----------
                                      $          -  $          -
                                       ===========   ===========

     Due  to  the uncertainty of the Company's ability  to
 generate  taxable  income  to realize  its  deferred  tax
 assets,  a  valuation allowance has been established  for
 financial reporting purposes equal to the amount  of  the
 deferred  tax assets.  The Company's valuation  allowance
 for   deferred   tax  assets  increased  $6,867,000   and
 $6,013,000 for the years ended December 31, 1996 and 1995, respectively.


                            eight
                    shareholders' equity

                        COMMON STOCK
 In  February  1995,  the  Company completed  its  initial
 public  offering  for  the sale of  3,450,000  shares  of
 common  stock  at  $11.00 per share.  The  net  proceeds,
 after underwriting discounts and offering expenses,  from
 the  sale  of  the  common stock was  $34,740,266.   Upon
 closing,  all  outstanding  shares  of  preferred   stock
 converted into 5,609,257 shares of common stock, and all preferred stock warrants converted into common stock warrants.
     In April 1995, the Company donated 25,000 shares of common stock to a university.
     In January 1996, the Company completed its second public offering for the sale of 2,875,000 shares of common stock at $23.00 per share. The net proceeds, after underwriting discounts and offering expenses, from the sale of the common stock was $61,740,351.

                     STOCK OPTION PLANS
 The  Company has two stock option plans that provide  for
 option grants to employees, directors, and others.
 The  options  generally  vest  over  four  years  or   as
 otherwise determined by the plan administrator.   Options
 to purchase shares expire no later than ten years after the date of grant.

thirty five  NEOPATH 1996 ANNUAL REPORT

     A summary of the Company's option activity and related information follows:

                                             SHARES    EXERCISE PRICE PER SHARE

 Balance outstanding, January 1, 1994       678,711           $0.60 - $ 1.20
  Granted                                   481,938            1.20 -   4.00
  Exercised                                (197,354)           0.60 -   1.20
  Cancelled                                 (79,783)           0.60 -   1.80
                                          ---------
 Balance outstanding, December 31, 1994     883,512            0.60 -  4.00
  Granted                                   365,675            1.20 -  24.00
  Exercised                                (153,268)           0.60 -   7.20
  Cancelled                                 (68,677)           0.60 -  16.25
                                          ---------
 Balance outstanding, December 31, 1995   1,027,242           $0.60 - $24.00
                                          =========

                                             SHARES     WEIGHTED  AVERAGE
                                                           EXERCISE PRICE

 Balance outstanding, January 1, 1996     1,027,242             $ 6.59
   Granted                                  838,218              22.91
   Exercised                               (195,429)              2.60
   Cancelled                                (65,811)             10.66
                                          ---------              -----
 Ending outstanding                       1,604,220              15.39
                                          =========              =====
 Exercisable as of December 31, 1996        524,318             $ 5.12
                                          =========              =====
 Available for grant at December 31, 1996   881,035
                                          =========




     Outstanding and exercisable options by price range as of December 31, 1996 are as follows:

                                 OPTIONS OUTSTANDING           OPTIONS  EXERCISABLE
                       -------------------------------------   ---------------------
                           OPTIONS     WEIGHTED     WEIGHTED       OPTIONS  WEIGHTED
        RANGE OF       OUTSTANDING      AVERAGE      AVERAGE   EXERCISABLE   AVERAGE
  EXERCISE PRICE             AS OF    REMAINING     EXERCISE         AS OF  EXERCISE
       PER SHARE     DEC. 31, 1996  TERM (YEARS)       PRICE  DEC. 31,1996     PRICE
 $ 0.60 - $ 1.20           257,465         6.28       $ 1.14       220,439    $ 1.13
   1.80 -   2.40           204,272         7.50         2.30       165,138      2.32
   4.00 -   6.00            12,021         7.82         4.13         6,391      4.09
   7.20 -   9.00             6,467         8.16         8.19         2,953      8.10
  11.25 -  16.50           303,997         8.78        15.22       105,426     14.18
  18.25 -  27.38           769,448         9.39        23.03        23,971     20.96
  27.50 -  30.25            50,550         9.73        29.42             0      0.00
                         ---------         ----       ------       -------    ------
$  0.60 - $30.25         1,604,220         8.53       $15.39       524,318    $ 5.12
                         =========         ====       ======       =======    ======

thirty six  NEOPATH 1996 ANNUAL REPORT

     Pro forma information regarding net loss and net loss
 per   share  is  required  by  FASB  123,  and  has  been
 determined  as  if  the  Company had  accounted  for  its
 employee  stock  options under the fair value  method  of
 that  Statement.   The fair value for these  options  was
 estimated  at  the  date of grant using  a  Black-Scholes
 multiple   option  pricing  model  with   the   following
 weighted-average   assumptions   for   1996   and   1995,
 respectively:   risk-free interest  rates  of  6.01%  and
 6.27%;  dividend yields of 0%; volatility factors of  the
 expected  market price of the Company's common  stock  of
 0.5512;  and  a  weighted-average expected  life  of  the
 option of 1.46 years from vest date.
     The  Black-Scholes option value model  was  developed
 for  use  in estimating the fair value of traded  options
 which   have  no  vesting  restrictions  and  are   fully
 transferable.   In  addition,  option  valuation   models
 require  the  input  of  highly  subjective  assumptions,
 including  the expected stock price volatility.   Because
 the   Company's   stock   options  have   characteristics
 significantly  different from those  of  traded  options,
 and  because  changes in the subjective input assumptions
 can  materially  affect  the  fair  value  estimate,   in
 management's opinion,the   existing  models  do  not
 necessarily provide a reliable single measure of the fair value of its stock options.
     For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

 YEAR ENDED DECEMBER 31,                       1996          1995

 Pro forma net loss                     $20,717,024   $15,126,112
 Pro forma net loss per share           $      1.59   $      1.61
  Shares used in computation             13,029,314     9,412,683

    The FASB 123 pro forma disclosures above are not
 necessarily indicative of future pro forma disclosures
 because of the manner in which FASB 123 calculations are
 phased in over time.
     The  weighted average fair value for options  granted
 during  1996  using  the  Black-Scholes  multiple  option
 pricing model is $10.86.
     During    1994,   the   Company   recorded   deferred
 compensation  for  the  difference between  the  exercise
 price  and  the deemed fair value for financial reporting
 purposes  of  the  Company's  common  stock  for  options
 granted  in  1994.  Such options were granted  at  prices
 ranging  from  $1.20 to $4.00 per share,  with  a  deemed
 fair  value ranging from $2.40 to $6.00 per share.   This
 compensation expense aggregated $774,000, and is being amortized over the respective vesting periods.

thirty seven  NEOPATH 1996 ANNUAL REPORT

                          WARRANTS
 Warrants   to  purchase  common  stock  were  issued   in
 connection   with   several  of   the   preferred   stock
 offerings.   These  warrants  expire  at  various   dates
 through 2001.
     Total  common stock warrants outstanding at  December
 31,  1996  were  699,180 at a weighted  average  exercise
 price per share of $7.42.
     During  1996,  warrants  were exercised  to  purchase
 762,240  shares of the Company's common stock,  of  which
 346,468   shares  were  issued  through  "net   exercise"
 rights,  for  which  the  Company received  no  proceeds.
 Such  rights  allow the warrantholder  to  exercise  the
 warrant   and   "pay"  the  warrant  price  through   the
 intrinsic value of the warrants; therefore, fewer shares of common stock are issued as a result. The remaining warrants outstanding as of December 31, 1996 have net exercise rights.

                    COMMON STOCK RESERVED
 At  December 31, 1996, common shares were reserved for the
 following purposes:
 Exercise of common stock warrants              699,180
 Exercise and future grants of stock options  2,485,255
                                              ---------
                                              3,184,435
                                              =========

                            nine
                      employee benefits

 The  Company has a retirement plan covering substantially
 all   employees  which  provides  for  voluntary   salary
 deferral  contributions on a pre-tax basis in  accordance
 with  Section  401(k)  of the Internal  Revenue  Code  of
 1986,  as  amended.   To date, the Company  has  made  no
 contributions to the plan.


                             ten
                         litigation

 On  July  15,  1996, Neuromedical Systems, Inc.  filed  a
 lawsuit  against  NeoPath,  Inc.  in  the  United  States
 District  Court for the Southern District  of  New  York.
 The   complaint   alleges  patent  infringement,   unfair
 competition, false advertising, and related  claims.   On
 September  5,  1996,  the Company filed  its  answer  and
 counter  claims.  The Company believes it  has  a  strong
 position   in   this  action  and  is  defending   itself
 vigorously.

thirty eight  NEOPATH 1996 ANNUAL REPORT
                   management's statement
                 of financial responsibility


 The  management of NeoPath, Inc. is responsible  for  the
 fair   and   accurate  presentation  of   the   financial
 information   in  this  annual  report.   The   financial
 statements  and  related  notes  have  been  prepared  in
 accordance  with generally accepted accounting principles
 based  on  Company  records and other  sources.   Certain
 financial   information  is,  of  necessity,   based   on
 judgment and estimation.
     We  believe  that  adequate  accounting  systems  and
 financial  controls  are maintained to  ensure  that  the
 Company's  records  are  free from material  misstatement
 and  to  protect  the  Company's  assets  from  loss   or
 unauthorized use. In addition, the Audit Committee of the Board of Directors periodically meets with Company management and with Ernst & Young LLP, the Company's independent auditors.




 /S/ Alan C. Nelson
 ALAN C. NELSON, PH.D.
 President and
 Chief Executive Officer




 /S/ William L. Scott
 WILLIAM L. SCOTT
 Vice President and
 Chief Financial Officer




 /S/ Robert C. Bateman
 ROBERT C. BATEMAN
 Corporate Controller
 Acting Chief Accounting Officer


thirty nine  NEOPATH 1996 ANNUAL REPORT
                report of ernst & young llp,
                    independent auditors


 The Board of Directors and Shareholders
 NeoPath, Inc.

 We  have  audited  the  accompanying  balance  sheets  of
 NeoPath, Inc. as of December 31, 1996 and 1995,  and  the
 related  statements of operations, shareholders'  equity,
 and  cash flows for each of the three years in the period
 ended December 31, 1996.  These financial statements  are
 the  responsibility  of  the Company's  management.   Our
 responsibility  is  to  express  an  opinion   on   these
 financial statements based on our audits.
     We  conducted our audits in accordance with generally
 accepted  auditing  standards.  Those  standards  require
 that  we  plan and perform the audit to obtain reasonable
 assurance  about  whether  the financial  statements  are
 free   of   material  misstatement.   An  audit  includes
 examining,  on  a  test  basis, evidence  supporting  the
 amounts and disclosures in the financial statements.   An
 audit  also  includes assessing the accounting principles
 used  and  significant estimates made by  management,  as
 well   as  evaluating  the  overall  financial  statement
 presentation.   We  believe that  our  audits  provide  a
 reasonable basis for our opinion.
     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NeoPath, Inc. as of December 31, 1996 and 1995, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1996, in conformity with generally accepted accounting principles.


                                                /S/Ernst & Young LLP


 Seattle, Washington
 January 24, 1997

forty  NEOPATH 1996 ANNUAL REPORT
                  common stock information

 Since  January 26, 1995, the Company's common  stock  has
 been  trading on the Nasdaq National Market tier  of  The
 Nasdaq   National  Market  ("Nasdaq")  under  the  symbol
 "NPTH."   As of January 31, 1997, there were 329  holders
 of record of the common stock of the Company and 13,704,895 shares outstanding. Since certain of the shares of common stock are held in street name, there may be additional beneficial holders of the Company's common stock.

     The following table sets forth, for the periods indicated, the high and the low closing prices for the common stock as reported by Nasdaq:

                         1996                             1995
                    high          low              high        low
 First Quarter    $28.00       $21.50            $15.88     $11.25
 Second  Quarter   26.00        20.50             16.50      13.50
 Third Quarter     30.25        18.50             27.75      16.50
 Fourth  Quarter   21.50        14.63             27.88      18.50

     The Company has not declared or paid cash dividends on its common stock. The Company currently intends to retain all earnings for use in its business and does not anticipate paying cash dividends in the foreseeable future.

forty one  NEOPATH 1996 ANNUAL REPORT