Form 10-K405, Exhibit 13
period 1997-12-31
NEOPATH INC
filed 1998-03-30
CIK 851729

NEOPATH, INC.

Selected Five-Year Financial Data

(in thousands, except per share data)
year ended December 31,

                                             1997      1996      1995      1994       1993
__________________________________________________________________________________________
Statement of Operations Data
Revenues                                  $10,824    $3,062       $--       $--        $--
Gross margin                                6,049     1,157        --        --         --
Operating expenses:
  Research and development                 14,249    11,202     9,384     9,183      4,792
  Selling, general and administrative      17,746    11,295     6,626     3,320      1,413
Net loss                                  (23,597)  (17,655)  (14,365)  (12,324)    (6,264)
Basic and diluted net loss per share (1)    (1.66)    (1.36)    (1.59)       --         --

Balance Sheet Data
Cash, cash equivalents, and
  securities available-for-sale           $28,719   $58,488   $23,430    $2,295     $1,001
Working capital                            34,673    60,821    22,876     2,316         82
Total assets                               58,941    76,132    28,016     5,193      1,662
Obligations under capital leases,
  less current portion                        102       183       258       176        216
Total shareholders' equity                 53,228    71,602    25,133     3,602        489

  The comparability of the above data is affected by the Company's initial public offering completed in February 1995 and second public offering completed in January 1996. See Note 7 of Notes to Financial Statements.

(1) The basis for determining the number of shares used in computing basic and diluted net loss per share is described in Note 1 of Notes to Financial Statements. Basic and diluted net loss per share for 1994 and 1993 is not considered meaningful due to changes in the Company's capital structure.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Overview

  NeoPath, Inc. ("NeoPath" or the "Company") develops and markets visual intelligence technology to increase accuracy in medical testing. NeoPath's initial products include (i) two automated screening systems that integrate proprietary high-speed image processing computers, video imaging technology and sophisticated image interpretation software to capture and analyze thousands of microscopic images from a Papanicolaou ("Pap") smear slide for the early detection of cervical cancer and (ii) the Pathfinder(R) System product-line acquired in 1997.

  In 1995, the United States Food and Drug Administration (the "FDA") cleared for commercial use the Company's first product, the AutoPap(R) 300 QC Automatic Pap Screener System (the "AutoPap QC"). In early 1996, the Health Care Financing Administration officially allowed clinical laboratories to use the AutoPap QC in the quality control review of Pap smear slides that have been initially screened by cytologists and classified as normal. The decision allows AutoPap QCs to be used in determining which slides will be rescreened under the federally mandated rescreening requirement.

  NeoPath's second product is the AutoPap(R) Primary Screener System (the "AutoPap Screener" and, in combination with the AutoPap QC, the "AutoPap System"). The AutoPap Screener utilizes the same hardware components as the AutoPap QC; however, it uses enhanced software, including additional cell-classification algorithms. During 1997, NeoPath completed a prospective intended-use clinical study to evaluate the performance of the AutoPap Screener as a primary screening system. This study included analysis of more than 25,000 Pap smear slides at five clinical laboratories in the United States and Canada. In August 1997, NeoPath submitted the results of the study in an amendment to its pending PreMarket Approval
("PMA") Supplement to the FDA, for use of the AutoPap Screener as a primary screener of Pap smear slides. In January 1998, the Hematology and Pathology Devices Advisory Panel of the FDA unanimously recommended that the FDA approve, with conditions, the supplement to NeoPath's PMA submission for use of the AutoPap Screener as a primary Pap smear screener.
As of March 1998, the Company is awaiting FDA approval on this PMA application.

  NeoPath's Pathfinder System provides improved productivity and quality assurance in the clinical cytology laboratory by computerizing the cytotechnologists' microscopes, thereby helping to eliminate screening errors and facilitating critical cell identification in applications such as Pap smear screening.

Purchase of Pathfinder System Product Line

  In June 1997, NeoPath purchased the Pathfinder System product line from CompuCyte Corporation for an initial purchase price of $4.1 million. The initial purchase price included cash of $2.7 million (including transaction-related expenses), a $500,000 short-term note paid in October 1997, and 48,564 shares of NeoPath common stock. In addition, 48,563 shares of NeoPath common stock were issued and are held in escrow contingent upon certain specific technology decisions to be made by the Company within one year of closing. In accordance with accounting rules, the value of the contingent shares was excluded from the initial purchase price allocation, and the 48,563 contingent shares are excluded from the calculation of weighted average shares outstanding. Including the value of contingent shares at the closing date, which value the Company expects to recognize as an intangible asset if the contingency is removed, the total purchase price approximated $5.1 million.

  As a result of the purchase, the Company recognized $3.8 million in acquired intangible assets which are amortized over five years. NeoPath began selling the Pathfinder System as a stand-alone product in the third quarter of 1997 and continues to evaluate the integration of the technology into the AutoPap System.

Results of Operations
`
                                   Change from
(in thousands)            1997      prior year            1996
__________________________________________________________________________
Revenues               $10,824          $7,762          $3,062
                                          254%

  NeoPath began recognizing product revenues in 1996. The Company recognizes revenue on either a sale or fee-per-use basis (subject to certain license agreements, lease contracts, and minimum payments on fee-per-use contracts). Under its fee-per-use program, the Company retains ownership of AutoPap Systems placed at customer sites and assesses customers a charge for each Pap smear slide analyzed. The fee-per-use program requires a significant capital commitment since the Company retains ownership of the AutoPap Systems. The cost of each AutoPap System is reclassified from inventories to depreciable equipment upon shipment to a fee-per-use customer site. Such equipment, reflected on the balance sheet under "fee-per-use systems, net," is depreciated on a straight-line basis over a four-year period, commencing upon commercial operation.

  NeoPath's AutoPap System placements have primarily consisted of fee-per-use contracts in the United States and sale contracts internationally. Approximately 65 percent of total revenues in 1997 and 1996, respectively, consisted of AutoPap System sales worldwide and other revenues associated with upgrades of previous international product placements. The remaining 35 percent of total revenues consisted of fee-per-use contract billings and, in 1997, Pathfinder System sales. Pathfinder System sales accounted for less than three percent of total 1997 revenues. The Company anticipates that future AutoPap System placements will continue to consist of both fee-per-use and sale contracts; however, the Company expects that revenues for the next several quarters will continue to consist of greater sales of AutoPap Systems than revenues generated from NeoPath's fee-per-use program. The revenue mix may vary as product features and markets mature, and as third-party reimbursement policies change.

  Approximately 51 percent of NeoPath's revenues in 1997 represented sales to customers outside of the United States, compared to approximately 45 percent in 1996. NeoPath's international revenues have included AutoPap Systems placed in Japan, Korea, Hong Kong, Europe, and Australia. All of the Company's international product placements have been denominated in U.S. dollars; however, future product revenues may include customer contracts subject to foreign exchange rate changes. In 1997, NeoPath established NeoPath Europe, located in Belgium, as its first international branch.

  NeoPath believes that increased third-party reimbursement of Pap smears in general, and increased reimbursement for screening utilizing the AutoPap System in particular, will significantly increase the Company's potential for revenues in 1998 and beyond. In October 1997, the American Medical Association published its revised Physicians' Current Procedural Terminology (CPT-4) codes which included a code that applies to the AutoPap QC for automated cervical cancer rescreening. CPT codes are a universal system used by physicians and clinical laboratories to identify specific procedures when billing insurers for their services. In early 1998, NeoPath formed a five-person team to work with third-party insurers and managed care organizations to establish or review and improve third-party reimbursement levels for Pap smear screening with the AutoPap System. These managed care specialists will work closely with NeoPath's field sales personnel throughout the United States.

                                 Percentage of              Percentage of
(in thousands)           1997         revenues      1996         revenues
___________________________________________________________________________

Cost of revenues       $4,775              44%    $1,905              62%

Gross margin            6,049              56%     1,157              38%

  The primary components of cost of revenues for fee-per-use systems include depreciation and allocated service and support costs. For AutoPap Systems sold, cost of revenues includes the related manufacturing cost and estimated one-year warranty expense. Gross margin is expected to continue to fluctuate depending on the mix of fee-per-use revenues, AutoPap System sales, and other revenues, which in 1997 included revenues recognized under an agreement with Nikon Corporation to upgrade AutoPap Systems previously shipped. The continued development of the Company's manufacturing, service and support functions, as well as its overall production levels, are also expected to contribute to fluctuations in gross margin. Therefore, the Company's historic gross margins are not necessarily indicative of future gross margins.

                                     Change from                Change from
(in thousands)               1997     prior year         1996    prior year       1995
_______________________________________________________________________________________
Research and development
  expenses                $14,249         $3,047      $11,202       $1,818      $9,384
                                             27%                       19%

  NeoPath's research and development expenses include salaries and benefits of scientific, engineering, and regulatory personnel; costs relating to clinical studies and submission of applications to the FDA; testing equipment; components used in prototypes; relevant consulting services; and the costs of preparing and filing applications for patent protection for the Company's technologies.

  The increase in research and development expenses in 1997 resulted primarily from NeoPath's completion of its clinical study and submission of the data to the FDA in support of NeoPath's AutoPap Screener. The increase is also attributable to increased costs incurred to prepare and file applications for patent protection for the Company's technologies.

  Increased research and development expenditures in 1996 were due primarily to increased research and development personnel, project development costs, and increased costs incurred to prepare and file for patent protection for NeoPath technologies.

                              Change from              Change from
(in thousands)         1997    prior year       1996    prior year       1995
_____________________________________________________________________________

Sales, general and
  administrative
  expenses          $17,746        $6,451    $11,295       $4,669      $6,626
                                      57%                     70%

  Sales, general and administrative expenses include salaries and benefits of financial, administrative, sales and marketing personnel; non-patent legal expenses; amortization of intangible assets; and certain facility-related costs.

  The increased spending in 1997 was due primarily to significant new sales and marketing initiatives, costs related to the purchase and integration of the Pathfinder System product line (including amortization of approximately $190,000 per quarter), increased personnel-related expenses, and increased legal expenses relating primarily to the Neuromedical Systems, Inc. lawsuits (see Note 9 of Notes to Financial Statements). The Company expects sales, general and administrative expenses to increase in 1998 due primarily to sales and marketing initiatives associated with the market launch of the AutoPap Screener, as well as continued spending to market the Pathfinder System product line.

  Increased expenditures in 1996 were primarily a result of increased personnel and expanded sales, marketing and administrative functions.

                               Change from             Change from
(in thousands)         1997     prior year      1996    prior year       1995
_____________________________________________________________________________

Interest income      $2,399       $(1,343)    $3,742        $2,012     $1,730
                                     (36%)                    116%

  The decrease in interest income in 1997 is due to decreased cash equivalents and securities available-for-sale resulting from NeoPath's negative operating cash flow during the year. The Company expects that its interest income will decline further in 1998 as a result of declining cash available for investment purposes.

  Interest income in 1996 increased due primarily to the investment of the $61.7 million net proceeds from the Company's second public stock offering completed in January 1996.

Limitation on Use of Net Operating Loss and Tax Credit Carryforwards

  As of December 31, 1997, the Company had net operating loss carryforwards of approximately $86.5 million and research and development credit carryforwards of approximately $2.4 million for federal income tax purposes, which expire between 2004 and 2012. Due to the issuance and sale of shares of preferred stock and the Company's initial public offering, the Company incurred "ownership changes" pursuant to applicable regulations in effect under the Internal Revenue Code of 1986, as amended. Therefore, the Company's use of losses incurred through the date of these ownership changes will be limited during the carryforward period. The Company estimates that the use of approximately $28.0 million of losses incurred prior to one or more of the ownership changes would be limited to approximately $6.4 million per year through 1998 and to lower amounts in subsequent years. To the extent that any single-year loss is not utilized to the full amount of the limitation, such unused loss is carried over to subsequent years until the earlier of its utilization or the expiration of the relevant carryforward period. See Note 6 of Notes to Financial Statements.

Liquidity and Capital Resources

  As of December 31, 1997, the Company had approximately $28.7 million in cash, cash equivalents, and securities available-for-sale, representing 49 percent of total assets. As of December 31, 1997, the Company had capital lease obligations, including interest, of $204,000 and operating lease obligations of $1.7 million. Other than capitalized lease obligations, the Company has no outstanding long-term debt.

  The Company's cash used in operating activities was $28.7 million, $25.0 million, and $12.8 million, in the years ended December 31, 1997, 1996, and 1995, respectively, including $6.6 million, $7.3 million, and $-0- for inventories subsequently reclassified as either fee-per-use systems or reclassified to property and equipment. The Company expended cash for property and equipment of $1.0 million, $3.3 million, and $1.9 million in the three years ended December 31, 1997, 1996, and 1995, respectively.

  The Company expects negative cash flow from operations to continue at least through the majority of 1998 as it manufactures AutoPap Systems to support fee-per-use product placements, continues to expand its marketing, sales, and customer service and support capabilities, continues its research and development activities and conducts and analyzes data from clinical trials. The Company currently estimates that its existing cash resources and interest income will enable it to sustain operations for at least the next 12 months. There can be no assurance, however, that the Company will not be required to seek additional cash in the form of either debt or equity at an earlier date. The Company's future capital requirements will depend on many factors, including the extent and rate of adoption of use of the AutoPap QC and, if approved by the FDA, the AutoPap Screener; the increase in the Company's fee-per-use program; the mix of fee-per-use and sale placements; the market acceptance of the Pathfinder System; the availability of third-party reimbursement; the extent and rate of development of the Company's marketing, sales, and customer service and support capabilities; and the status of competing products. The Company may, from time to time, seek additional funding through public or private financing, including equity financing. There can be no assurance that adequate funding will be available as needed or on terms acceptable to the Company. If additional funds are raised by issuing equity securities, existing shareholders will experience dilution. Insufficient funds may require the Company to delay, scale back or eliminate some or all of its manufacturing, sales and marketing, research and development or clinical programs.

  The Company is currently negotiating a bank financing facility to borrow up to $10 million based on current and future fee-per-use AutoPap Systems placed at customer sites. This facility is expected to be in place during 1998.

Impact of Year 2000

  Some of the Company's internal and product software programs were written using two digits rather than four to define the applicable year. As a result, those computer programs have time-sensitive software that recognize a date using "00" as the year 1900 rather than the year 2000. The Company has completed a preliminary assessment of its computer systems and will have to modify or replace portions of its internal and product software so that its computer systems will function properly with respect to dates in the year 2000 and thereafter. The project is estimated to be completed not later than December 31, 1998, and the total Year 2000 project cost is not expected to be material.

  The Company believes that with modifications to existing software and conversions to new software, the Year 2000 Issue will not pose significant operational problems for its internal and product computer systems. However, if such modifications and conversions are not made, or are not completed timely, the Year 2000 Issue could have a material impact on NeoPath's operations.

Forward-Looking Statements

  The preceding Management's Discussion and Analysis of Financial Condition and Results of Operations contains "forward-looking statements" that reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. The words "plan," "expect," "anticipate," "believe," and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. Factors that could cause actual results to differ materially from historical results or those anticipated include, without limitation, the following: the Company's limited operating history and history of losses; market acceptance of the Company's products; the acceptance of the Company's fee-per-use or sale programs; product and manufacturing regulatory approvals; the Company's limited marketing, sales, customer service and support capabilities; uncertainties relating to international transactions; the Company's sole or limited source of supply of certain components; the status of competing products; dependence on third-party reimbursement; dependence on single product line; product liability; dependence on patents and property rights; the risk of third-party claims of infringement; and dependence on key personnel. For a more detailed discussion of these factors, see "Factors Affecting Future Results and Forward-Looking Statements" in the Company's Form 10-K for the fiscal year ended December 31, 1997.

Balance Sheets

December 31,
                                         1997                1996
_________________________________________________________________

Assets
Current assets:
  Cash and cash equivalents        $3,308,970          $7,871,401
  Securities available-for-sale    25,409,633          50,616,477
  Accounts receivable, net          3,863,818             840,256
  Inventories                       7,514,001           5,641,914
  Other current assets                187,147             197,726
                                  _______________________________
Total current assets               40,283,569          65,167,774

Fee-per-use systems, net            8,564,189           5,994,137
Property and equipment, net         5,979,849           4,813,745
Intangible assets, net              3,383,925                  --
Deposits and other assets             729,280             155,899
                                  _______________________________
Total assets                      $58,940,812         $76,131,555
                                  ===============================


Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                 $2,173,179          $1,496,630
  Salaries and wages payable        2,357,045           2,208,454
  Customer deposits                   431,877             164,330
  Other accrued liabilities           567,759             401,609
  Current portion of obligations
    under capital leases               80,966              75,861
                                  _______________________________
Total current liabilities           5,610,826           4,346,884

Obligations under capital leases,
  less current portion                101,872             182,535

Commitments and contingencies

Shareholders' equity:
  Preferred stock, $.01 par value;
    10,000,000 shares authorized;
    none issued and outstanding            --                  --

  Common stock, $.01 par value;
    40,000,000 shares authorized;
    14,389,378 and 13,652,156 shares
    issued and outstanding at
    December 31, 1997 and 1996,
    respectively                  141,057,881         136,255,746

  Deferred compensation                    --             (74,246)
  Accumulated deficit             (87,829,767)        (64,579,364)
                                  _______________________________
Total shareholders' equity         53,228,114          71,602,136
                                  _______________________________
Total liabilities and
  shareholders' equity            $58,940,812         $76,131,555
                                  ===============================

See accompanying notes.

Statements of Operations

Year ended December 31,
                                    1997             1996           1995
________________________________________________________________________

Revenues                     $10,824,380       $3,061,849            $--
Cost of revenues               4,774,920        1,904,559             --
                            ____________________________________________
  Gross margin                 6,049,460        1,157,290             --

Operating expenses:
  Research and development    14,248,669       11,202,375      9,384,177
  Selling, general and
    administrative            17,745,936       11,295,228      6,626,317
                            ____________________________________________
                              31,994,605       22,497,603     16,010,494
                            ____________________________________________


Loss from operations         (25,945,145)     (21,340,313)   (16,010,494)

Interest income                2,399,117        3,741,843      1,730,094
Interest expense                 (50,884)         (56,813)       (84,986)
                           _____________________________________________
Net loss                    $(23,596,912)    $(17,655,283)  $(14,365,386)
                           =============================================

Basic and diluted net
  loss per share                  $(1.66)          $(1.36)        $(1.59)
                           =============================================


Shares used in
  computation of basic
  and diluted net
  loss per share              14,197,307        13,029,314     9,007,570
                           =============================================


See accompanying notes.

Statements of Shareholders' Equity

                              Preferred Stock             Common Stock
                      _______________________   ______________________
                      Number of                 Number of                  Deferred   Accumulated
                         shares        Amount      shares       Amount compensation       deficit        Total
______________________________________________________________________________________________________________

Balance at
  December 31, 1994   5,442,591   $32,929,062     528,374   $3,158,257   $(453,447)  $(32,031,962)  $3,601,910

  Preferred stock
    converted to
    common stock     (5,442,591)  (32,929,062)  5,609,257   32,929,062          --             --           --
  Initial public
    offering --
    common stock,
    net of issuance
    costs of
    $3,209,734               --            --   3,450,000   34,740,266          --             --   34,740,266
  Exercise of options
    and warrants             --            --     206,856      472,386          --             --      472,386
  Amortization of
    deferred
    compensation             --            --          --           --     277,665             --      277,665
  Gift of original
    issuance shares          --            --      25,000      350,000          --             --      350,000
  Unrealized appreciation
    on securities
    available-for-sale       --            --          --           --          --         56,370       56,370
  Net loss                   --            --          --           --          --    (14,365,386) (14,365,386)
______________________________________________________________________________________________________________
Balance at December 31, 1995 --            --   9,819,487   71,649,971    (175,782)   (46,340,978)  25,133,211

  Second public offering
    -- common stock, net of
    issuance costs of
    $4,384,649               --            --   2,875,000   61,740,351          --             --   61,740,351
  Exercise of options
    and warrants             --            --     957,669    2,889,169          --             --    2,889,169
  Amortization of deferred
    compensation             --            --          --      (23,745)    101,536             --       77,791
  Unrealized loss on
    securities
    available-for-sale       --            --          --           --          --       (583,103)    (583,103)
  Net loss                   --            --          --           --          --    (17,655,283) (17,655,283)
______________________________________________________________________________________________________________

Balance at December 31, 1996 --            --  13,652,156  136,255,746     (74,246)   (64,579,364)  71,602,136

  Exercise of options
    and warrants             --            --     688,658    3,952,135          --             --    3,952,135
  Amortization of deferred
    compensation             --            --          --           --      74,246             --       74,246
  Common stock issued
    on purchase of
    Pathfinder System
    product line             --            --      48,564      850,000          --             --      850,000
  Unrealized appreciation
    on securities
    available-for-sale       --            --          --           --          --        346,509      346,509
  Net loss                   --            --          --           --          --    (23,596,912) (23,596,912)
______________________________________________________________________________________________________________

Balance at December 31, 1997 --           $--  14,389,378  $141,057,881        $--   $(87,829,767) $53,228,114

==============================================================================================================

See accompanying notes.

Statements of Cash Flows

Year ended December 31,
                                             1997           1996           1995
_______________________________________________________________________________

Operating activities
Net loss                             $(23,596,912)  $(17,655,283)  $(14,365,386)
Adjustments to reconcile net loss
  to net cash used in operating
  activities:
    Depreciation and amortization       4,326,157      1,994,064        539,217
    Deferred compensation                  74,246         77,791        277,665
    Gift of original issuance shares           --             --        350,000
    Accrued interest on securities
      available-for-sale                1,152,187        660,623       (337,098)
    Net change in operating accounts:
      Accounts receivable              (3,023,562)      (840,256)            --
      Inventories and fee-per-use
        systems                        (8,243,774)   (11,093,253)      (577,634)
      Accounts payable and accrued
        liabilities                     1,208,837      1,839,915      1,421,009
    Other                                (594,194)        40,888        (86,707)
                                      _________________________________________
Net cash used in operating activities (28,697,015)   (24,975,511)   (12,778,934)

Investing activities
Purchases of securities
  available-for-sale                   (5,349,511)   (75,750,434)   (35,663,513)
Maturities of securities
  available-for-sale                   29,750,677     43,169,070     19,073,237
Purchase of Pathfinder
  System product line                  (2,696,114)            --             --
Additions to property and equipment      (950,424)    (3,325,122)    (1,885,813)
Other                                       3,379        166,396         85,115
                                      _________________________________________
Net cash provided by (used in)
  investing activities                 20,758,007    (35,740,090)   (18,390,974)

Financing activities
Proceeds from bank note                        --             --        500,000
Payments on bank note                          --             --       (500,000)
Issuance of common stock, net                  --     61,740,351     34,740,266
Payment on short-term note payable
  issued in purchase of Pathfinder
  System product line                    (500,000)            --             --
Exercise of options and warrants        3,952,135      2,889,169        472,386
Proceeds from sale/leaseback
  transactions                                 --             --        317,594
Principal payments on obligations
  under capital leases                    (75,558)      (193,441)      (209,415)
                                      _________________________________________
Net cash provided by financing
  activities                            3,376,577     64,436,079     35,320,831
                                      _________________________________________
Net increase (decrease) in cash
  and cash equivalents                 (4,562,431)     3,720,478      4,150,923
Cash and cash equivalents:
  Beginning of year                     7,871,401      4,150,923             --
                                      _________________________________________
  End of year                          $3,308,970     $7,871,401     $4,150,923
                                      =========================================


Noncash transactions and supplemental disclosures
Inventories reclassified to
  fee-per-use systems                  $4,152,386     $6,563,537            $--
Inventories reclassified to property
  and equipment                         2,457,367        729,362             --

The purchase of the Pathfinder System product line included 48,564 shares of NeoPath common stock (see Note 4).

See accompanying notes.

Notes to Financial Statements

December 31, 1997

Note 1         Description of Business and Summary of Significant
Accounting Policies

Business

  NeoPath, Inc. ("NeoPath" or the "Company") develops and markets visual intelligence technology to increase accuracy in medical testing. The Company's AutoPap(R) System is a medical device that integrates proprietary high-speed image processing computers, video imaging technology, and sophisticated image interpretation software to capture and analyze thousands of microscopic images from a Papanicolaou ("Pap") smear slide for the early detection of cervical cancer. The Company's Pathfinder(R) System provides improved quality assurance in the clinical cytology laboratory by computerizing the cytotechnologists' microscopes, thereby helping to eliminate screening errors and facilitating critical-cell identification in applications such as Pap smear screening.

Revenues and Markets

  NeoPath's primary market includes domestic and foreign clinical laboratories. Domestic revenues are generated primarily through NeoPath's direct sales force; international revenues are derived primarily through distributors. International product placements accounted for 51% and 45% of total 1997 and 1996 revenues, respectively. The Company's four largest customers accounted for 65% and 86% of total 1997 and 1996 revenues, respectively. The Company recognizes AutoPap System fee-per-use revenue based on the number of customer slides processed, subject to agreed-upon minimum processing levels or minimum rental payments, beginning in the month an AutoPap System is initially placed in commercial use at the customer site. Sales of AutoPap Systems are recognized at date of shipment. Pathfinder System sales accounted for less than three percent of total revenues in 1997 (see Note 4).

Cash Equivalents

  Short-term investments with a purchased maturity of three months or less are considered to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

Securities Available-For-Sale

  NeoPath's investment portfolio is classified as available-for-sale, and such securities are stated at fair value, with the unrealized gains and losses adjusted through accumulated deficit. Interest earned on securities available-for-sale is included in interest income. The amortized cost of investments in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. The cost of securities sold is calculated using the specific identification method.

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

  NeoPath purchases all components for the AutoPap and Pathfinder Systems from outside vendors, including certain components from sole-source or single vendors. The establishment of additional or replacement sources of supply for the AutoPap System could require regulatory approval. In addition, a vendor's inability to supply acceptable components in a timely manner and in the quantity required could delay or halt the Company's manufacture of its products.

Property and Equipment

  Property and equipment are recorded at cost less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets, ranging from three to seven years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the lease.

Intangible Assets

  Intangible assets include patents, trademarks, non-competition agreements, and goodwill associated with NeoPath's purchase in 1997 of the Pathfinder System product line from CompuCyte Corporation
("CompuCyte") (see Note 4). These intangible assets are amortized on a straight-line basis over five years.

  The Company periodically reviews the carrying value of its intangible assets whenever events or changes in circumstances indicate that the carrying value may not be recoverable. To the extent the estimated future cash inflows attributable to the asset, less estimated future cash outflows, are less than the carrying amount, an impairment loss would be recognized.

Stock-Based Compensation

  NeoPath has elected to follow the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock options because the alternative fair value accounting provided for under Financial Accounting Standards Board ("FASB") Statement No. 123, "Accounting for Stock-Based Compensation," requires use of option valuation models that were not developed for use in valuing employee stock options. Because the exercise price of the Company's stock options generally equals the market price of the underlying stock on the date of grant, no compensation expense has been recognized since NeoPath's initial public stock offering. (See Note 7 for Statement 123 pro forma disclosures.)

Basic and Diluted Net Loss Per Share

  Basic and diluted net loss per share is computed based on the weighted average number of shares of common stock outstanding.

  In 1997, the FASB issued Statement No. 128, "Earnings per Share." Statement 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously designated fully diluted earnings per share. Because NeoPath's stock options and warrants are not dilutive (due to net losses) there is no difference between basic net loss per share and diluted net loss per share, and no restatement of prior-year amounts is required.

New Accounting Standards

  In 1997, the FASB issued Statement No. 130, "Reporting Comprehensive Income," which is required to be adopted for fiscal years beginning after December 15, 1997. The new Statement requires that companies report and display comprehensive income and its components, as defined in Statement 130, for all periods presented. Under the new requirements, comprehensive income must be displayed with the same prominence as other financial statements. NeoPath plans to adopt the new Statement in 1998.

  In 1997, the FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information," which is required to be adopted for periods beginning after December 15, 1997. The new Statement supersedes FASB Statement No. 14, "Financial Reporting for Segments of a Business Enterprise." Companies will be required to report each operating segment and related information, as defined in Statement 131, in the company's notes to financial statements. NeoPath plans to adopt the new Statement in 1998.

Concentrations of Credit Risk

  The Company invests its excess cash in accordance with guidelines that limit the credit exposure to any one financial institution and to any one type of investment, other than securities issued by the United States government. The guidelines also specify that the financial instruments are issued by institutions with strong credit ratings. The securities are generally not collateralized and mature within five years.

Use of Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2         Securities Available-For-Sale

Securities available-for-sale consist of the following:

                                       Gross          Gross
                       Amortized  Unrealized     Unrealized
December 31, 1997           Cost       Gains         Losses       Fair Value
____________________________________________________________________________

Corporate bonds      $17,888,047        $835      $(112,479)     $17,776,403
Government bonds       7,718,235          --        (85,005)       7,633,230
                     _______________________________________________________

                     $25,606,282        $835      $(197,484)     $25,409,633
                     =======================================================



                                       Gross           Gross
                       Amortized  Unrealized      Unrealized
December 31, 1996           Cost       Gains          Losses      Fair Value
____________________________________________________________________________

Corporate bonds      $41,495,498      $2,130       $(373,817)    $41,123,811
Government bonds       9,664,137         543        (172,014)      9,492,666
                     _______________________________________________________

                     $51,159,635      $2,673       $(545,831)    $50,616,477
                     =======================================================

  There were no realized gains or losses on sales of securities available-for-sale for the years ended December 31, 1997 and 1996. The net adjustment for unrealized holding gains and losses on securities available-for-sale, included as a component of shareholders' equity, was a gain of $346,509 for the year ended December 31, 1997 and a loss of $583,103 for the year ended December 31, 1996. The fair value of securities available-for-sale maturing within one year totals $6,557,721. The fair value of securities available-for-sale maturing between one and three years totals $18,851,912. The Company considers all securities available-for-sale as available for use in current operations.

Note 3         Balance Sheet Information

Detailed balance sheet data is as follows:

December 31,                                1997                1996
____________________________________________________________________

Accounts receivable
  Receivables                         $4,363,818          $1,015,256
  Allowance for doubtful accounts       (500,000)           (175,000)
                                     _______________________________
                                      $3,863,818            $840,256
                                     ===============================

Inventories
  Raw materials                       $3,819,830           2,725,725
  Work-in-process                      1,061,900             166,437
  Finished goods                       2,632,271           2,749,752
                                     _______________________________
                                      $7,514,001          $5,641,914
                                     ===============================

  Finished goods consist of AutoPap Systems that will be reclassified to fee-per-use systems (non-current assets) when placed in commercial use, AutoPap Systems to be sold, AutoPap Systems used internally on a temporary basis, and Pathfinder Systems.

Fee-per-use systems
  Systems                            $10,628,468          $6,563,537
  Accumulated depreciation            (2,064,279)           (569,400)
                                     _______________________________
                                      $8,564,189          $5,994,137
                                     ===============================

Property and equipment
  Laboratory and other equipment      $8,206,222          $4,955,452
  Furniture and fixtures               1,108,168           1,133,276
  Leasehold improvements               1,210,930           1,154,922
                                     _______________________________
    Total property and equipment      10,525,320           7,243,650
  Accumulated depreciation
    and amortization                  (4,545,471)         (2,429,905)
                                     _______________________________
                                      $5,979,849          $4,813,745
                                     ===============================


  At December 31, 1997 and 1996, the Company held equipment under capitalized leases with an original cost of $373,432 and $500,371, and a net book value of $147,219 and $255,497, respectively.

Intangible assets
  Intangible assets                   $3,759,917                 $--
  Accumulated amortization              (375,992)                 --
                                     _______________________________
                                      $3,383,925                 $--
                                     ===============================

Note  4        Purchase of Pathfinder System Product Line

  In June 1997, NeoPath purchased the Pathfinder System product line from CompuCyte for an initial purchase price of $4.1 million. The initial purchase price included cash of $2.7 million (including transaction-related expenses), a $500,000 short-term note paid in October 1997, and 48,564 shares of NeoPath common stock. In addition, 48,563 shares of NeoPath common stock were issued and are held in escrow contingent upon certain specific technology decisions to be made by the Company within one year of closing. In accordance with accounting rules, the value of the contingent shares was excluded from the initial purchase price allocation, and the 48,563 contingent shares are excluded from the calculation of weighted average shares outstanding. Including the value of contingent shares at the closing date, which value the Company expects to recognize as an intangible asset if the contingency is removed, the total purchase price approximated $5.1 million.

  As a result of the purchase, the Company recorded approximately
$240,000 in inventories and $100,000 in property and equipment, and it recognized $3.8 million in acquired intangible assets.

Note 5         Lease Agreements

  NeoPath leases certain property and equipment under capital leases pursuant to master equipment lease agreements. Under such agreements, the Company entered into multiple capital leases for property and equipment. The agreements included lease terms ranging from 36 to 60 months and purchase options at the end of each lease.

  The Company leases office and operating facilities under operating leases expiring in May 1998 through January 2000, with various renewal options, and other leased items through 2002. Operating lease expense for the years ended December 31, 1997, 1996, and 1995 was $831,983, $620,895, and
$496,190, respectively.

  Minimum future lease payments as of December 31, 1997 are as follows:

Year ending December 31   Capital Leases           Operating Leases
___________________________________________________________________


1998                             $96,875                   $870,123
1999                              88,522                    809,584
2000                              19,050                     34,105
2001                                  --                     21,941
2002                                  --                        705
                                ___________________________________
Total minimum lease payments     204,447                 $1,736,458
                                                         ==========
Less amount representing
  interest                        21,609
                                ________
Present value of minimum
  lease payments                 182,838
Current portion                   80,966
                                ________
Obligations under capital
  leases,less current
  portion                       $101,872
                                ========

  Interest rates on capitalized leases range from 10% to 19%.

Note 6         Income Taxes

  As of December 31, 1997, the Company had net operating loss carryforwards of approximately $86.5 million and research and development credit carryforwards of approximately $2.4 million for federal income tax purposes, which expire between 2004 and 2012. Due to the issuance and sale of shares of preferred stock and the Company's initial public offering, the Company incurred "ownership changes" pursuant to applicable regulations in effect under the Internal Revenue Code of 1986, as amended. Therefore, the Company's use of losses incurred through the date of these ownership changes will be limited during the carryforward period. The Company estimates that the use of approximately $28.0 million of losses incurred prior to one or more of the ownership changes would be limited to approximately $6.4 million per year through 1998 and to lower amounts in subsequent years. To the extent that any single-year loss is not utilized to the full amount of the limitation, such unused loss is carried over to subsequent years until the earlier of its utilization or the expiration of the relevant carryforward period. Approximately $4.9 million of the net operating loss carryforward is attributed to the deduction for stock options, the tax effect of which will be credited to common stock when recognized.

  Deferred income taxes reflect the net tax effects of temporary differences between the tax basis of assets and liabilities and the corresponding financial statement amounts. Significant components of the Company's deferred income tax assets at December 31, 1997 and 1996 are as follows:

December 31,                                 1997                1996
_____________________________________________________________________

Net operating loss carryforwards      $29,416,000         $21,281,000
Research and development credits        2,374,000           1,260,000
Research and development costs            633,000             759,000
Allowance for doubtful accounts           238,000              60,000
Accrued vacation                          219,000             184,000
Deferred compensation                     168,000             230,000
Charitable contribution carryforwards     125,000             124,000
Property and equipment                     97,000              55,000
Other                                     387,000             234,000
Valuation allowance                   (33,657,000)        (24,187,000)
                                      _______________________________
                                              $--                 $--
                                      ===============================

  Due to the uncertainty of the Company's ability to generate taxable income to realize its deferred tax assets, a valuation allowance has been established for financial reporting purposes equal to the amount of the deferred tax assets. The Company's valuation allowance increased $9.5 million and $6.9 million for the years ended December 31, 1997 and 1996, respectively.

Note 7         Shareholders' Equity

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

Stock Option Plans

  The Company has two stock option plans that provide for option grants to em-ployees, directors, and others. The options generally vest over four years or as otherwise determined by the plan administrator. Options to purchase shares expire no later than ten years after the date of grant.

  A summary of the Company's stock option activity and related information follows:

                                         Outstanding               Exercisable
                              ______________________        _________________
                                            Weighted                 Weighted
                                             average                  average
                                            exercise                 exercise
                                 Shares        price         Shares     price
____________________________________________________        _________________

Balance, January 1, 1995        883,512        $1.69
  Granted                       365,675        15.82
  Exercised                    (153,268)        1.22
  Canceled                      (68,677)        2.81
                              ______________________
Balance, December 31, 1995    1,027,242         6.59        483,974     $1.66
                                                            =================
  Granted                       838,218        22.91
  Exercised                    (195,429)        2.60
  Canceled                      (65,811)       10.66
                              ______________________
Balance, December 31, 1996    1,604,220        15.39        524,318     $5.12
                                                            =================
  Granted                       845,025        16.46
  Exercised                    (225,165)        2.07
  Canceled                     (285,532)       20.18
                              ______________________
Balance, December 31, 1997    1,938,548       $16.68        655,156    $13.56
                              ======================        =================
Available for grant at
  December 31, 1997             321,542
                              =========


Outstanding and exercisable options by price range as of December 31, 1997 are as follows:

                                             Outstanding                  Exercisable
                ________________________________________   __________________________
                                   Weighted     Weighted                     Weighted
      Range of         Shares       average      average          Shares      average
exercise price          as of     remaining     exercise           as of     exercise
     per share  Dec. 31, 1997  term (years)        price   Dec. 31, 1997        price
________________________________________________________   __________________________
 $0.60 - $1.20         86,729          5.53        $1.18          85,140        $1.18
  1.80 -  2.40        150,380          6.52         2.35         142,416         2.35
  4.00 -  6.00          9,346          6.81         4.08           7,312         4.07
  7.20 -  9.00          5,520          7.16         8.31           3,757         8.33
 11.25 - 16.50        650,210          8.94        14.91         157,995        14.93
 17.00 - 25.50        947,538          8.83        20.73         227,555        22.74
 25.75 - 30.25         88,825          8.60        27.83          30,981        27.65
________________________________________________________   __________________________

 $0.60 -$30.25      1,938,548          8.51       $16.68         655,156       $13.56
======================================================================================

  Pro forma information regarding net loss and net loss per share is required by FASB Statement 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value for these options was estimated at the date of grant using a Black-Scholes multiple option pricing model with the following weighted-average assumptions for 1997, 1996, and 1995, respectively: risk-free interest rates of 6.08%, 6.01%, and 6.27%; dividend yields of 0%; volatility factors of the expected market price of the Company's common stock of 0.6589, 0.5512, and 0.5512; and a weighted-average expected life of the option of 1.47, 1.46, and 1.46 years from vest date.

  The Black-Scholes option value model was developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

  For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

Year ended December 31,                  1997             1996            1995
______________________________________________________________________________

Pro forma net loss               $(27,930,575)    $(20,717,024)   $(15,126,112)
Pro forma basic and diluted
  net loss per share                    (1.97)           (1.59)          (1.68)

  The FASB Statement 123 pro forma disclosures above are not necessarily indicative of future pro forma disclosures because of the manner in which FASB Statement 123 calculations are phased in over time.

    The weighted average fair value for options granted during 1997, 1996, and 1995 using the Black-Scholes multiple option pricing model is $8.81, $10.86, and $7.72, respectively.

  During 1994, the Company recorded deferred compensation for the difference between the exercise price and the deemed fair value for financial reporting purposes of the Company's common stock for options granted in 1994. Such options were granted at prices ranging from $1.20 to $4.00 per share, with a deemed fair value ranging from $2.40 to $6.00 per share. This compensation expense aggregated $774,000 and was fully amortized over the respective vesting periods.

Warrants

  Warrants to purchase common stock were issued in connection with several of the Company's preferred stock offerings. Common stock warrants outstanding at December 31, 1997 totaled 223,526 at a weighted average exercise price per share of $7.46. These warrants expire at various dates through 2001.

  During 1997, warrants were exercised to purchase 463,493 shares of the Company's common stock, of which 13,273 shares were issued through "net exercise" rights, for which the Company received no proceeds. Such rights allow the warrant holder to exercise the warrant and "pay" the warrant price through the intrinsic value of the warrants; therefore, fewer shares of common stock are issued as a result. During 1996, warrants were exercised to purchase 762,240 shares of the Company's common stock, of which 346,468 shares were issued through net exercise rights. The remaining warrants outstanding as of December 31, 1997 have net exercise rights.

Common Stock Reserved

At December 31, 1997, common stock was reserved for the following purposes:

Common stock warrants               223,526
Stock options                     2,260,090
Employee stock purchase plan        150,000
                                 __________
                                  2,633,616
                                ===========

Note 8         Employee Benefits

  The Company has a retirement plan covering substantially all employees that provides for voluntary salary deferral contributions on a pre-tax basis in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended. To date, the Company has made no contributions to the plan.

  In May 1997, NeoPath's shareholders approved the 1997 Employee Stock Purchase Plan (the "ESPP") and authorized the issuance of up to 150,000 shares of the Company's common stock under the plan. The ESPP permits eligible employees of the Company to purchase common stock at not less than 85% of fair market value as defined in the ESPP through payroll deductions of up to 15% of their compensation, provided that no employee may purchase common stock worth more than $25,000 in any calendar year. Participants are required to hold ESPP stock for a minimum of six months following the purchase date. The ESPP will expire in 2007.

Note 9         Litigation

  On July 15, 1996, Neuromedical Systems, Inc. ("Neuromedical") filed a lawsuit against NeoPath in the United States District Court for the Southern District of New York. The complaint alleges patent infringement, unfair competition, false advertising, and related claims. On September 5, 1996, the Company filed its answer and counter claims. In September 1997, a motion for preliminary injunction against the Company was heard by a judge in the United States District Court for the Southern District of New York. No decision has yet been rendered. The Company believes it has a strong position in this action and continues to defend itself vigorously.

  On March 31, 1997, the Company filed a patent infringement lawsuit against Neuromedical in the United States District Court for the Western District of Washington. The complaint alleges patent infringement and seeks preliminary and permanent injunctions against Neuromedical. This suit is currently in the discovery stage.

Note 10        Subsequent Events (Unaudited)

  During 1997, NeoPath completed a prospective intended-use clinical study that included analysis of more than 25,000 Pap smear slides at five clinical laboratories in the United States and Canada to evaluate the performance of the AutoPap Primary Screener System (the "AutoPap Screener") as a primary screening device. Based on the results of the study, in August 1997 NeoPath submitted an amendment to its pending PreMarket Approval ("PMA") Supplement to the United States Food and Drug Administration (the "FDA") for use of the AutoPap Screener as a primary screener of Pap smear slides. In January 1998, the Hematology and Pathology Devices Advisory Panel of the FDA unanimously recommended that the FDA approve, with conditions, the supplement to NeoPath's PMA submission for use of the AutoPap Screener as a primary Pap smear screener. As of March 1998, the Company is awaiting FDA approval on this PMA application.

  The Company is currently negotiating a bank financing facility to borrow up to $10 million based on current and future fee-per-use AutoPap Systems placed at customer sites. This facility is expected to be in place during 1998.

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

/s/ ROBERT C. BATEMAN
Robert C. Bateman
Corporate Controller and
Treasurer

Report of Ernst & Young LLP, Independent Auditors

The Board of Directors and Shareholders
NeoPath, Inc.

  We have audited the accompanying balance sheets of NeoPath, Inc. as of December 31, 1997 and 1996, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of NeoPath, Inc. as of December 31, 1997 and 1996, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1997, in conformity with generally accepted accounting principles.

                                                   /s/ ERNST & YOUNG LLP
Seattle, Washington
January 21, 1998

Common Stock Information

  The Company's common stock trades on The Nasdaq Stock Market under the symbol "NPTH." The Nasdaq Stock Market or "Nasdaq" is a highly-regulated electronic securities market comprised of competing Market Makers whose trading is supported by a communications network linking them to quotation dissemination, trade reporting, and other execution systems. As of January 30, 1998, there were 261 holders of record of the common stock of the Company and 14,417,741 shares outstanding. Since shares of NeoPath's common stock are also held in street name, there are additional beneficial holders of the Company's common stock.

  The following table sets forth, for the periods indicated, the high and the low trade prices for NeoPath's common stock as reported by Nasdaq:

                                    1997                     1996
                     ___________________      ___________________
                       High          Low        High          Low
                     ___________________      ___________________
First Quarter        $19.75       $13.50      $28.50       $21.50
Second Quarter        23.00        11.50       26.50        20.00
Third Quarter         20.00        15.00       30.50        16.13
Fourth Quarter        20.38        12.63       22.25        14.50

  The Company has not declared or paid cash dividends on its common stock. The Company currently intends to retain all earnings for use in its business and does not anticipate paying cash dividends in the foreseeable future.

Corporate Information

Directors

Walter L. Robb, Ph.D.
Chairman of NeoPath's Board of Directors and President, Vantage Management, Inc.

Alan C. Nelson, Ph.D.
President and Chief Executive Officer
of the Company

William L. Scott
Vice President and Chief Financial Officer of the Company

Alan D. Frazier
President, Frazier & Company, Inc.

Cristina H. Kepner
Director and Executive Vice President,
Invemed Associates, Inc.

David A. Thompson
Retired Senior Vice President,
Abbott Laboratories

Gail R. Wilensky, Ph.D.
John M. Olin Senior Fellow, Project HOPE


Officers

Alan C. Nelson, Ph.D.
President and Chief Executive Officer

William L. Scott
Vice President and Chief Financial Officer

Shih-Jong James Lee, Ph.D.
Vice President and Chief Technical Officer

Larry A. Nelson
Vice President, Intellectual Property and New Business Development

David H. Robison
Vice President, Operations

Kumar K. Shahani
Vice President, Marketing and Business Assessment

Robert C. Bateman
Corporate Controller and Treasurer

Corporate Information

Corporate Headquarters

NeoPath, Inc.
8271 - 154th Avenue NE
Phone:  (425) 869-7284
Fax:  (425) 869-5325


Legal Counsel

Perkins Coie LLP
1201 Third Avenue
Seattle, WA  98101


Transfer Agent

American Stock Transfer & Trust Company
40 Wall Street
New York, NY  10005


Independent Auditors

Ernst & Young LLP
999 Third Avenue, Suite 3500
Seattle, WA 98104


Annual Meeting

The Annual Meeting of Shareholders will be held at 8:30 a.m. (Pacific Daylight Time) on Thursday,
May 21, 1998 at the Hyatt Regency Bellevue at Bellevue Place, 900 Bellevue Way NE, Bellevue, WA 98004


Shareholder Inquiries

Copies of the Company's Form 10-K as filed with the Securities and Exchange Commission may be obtained without charge by writing:

Attn: Investor Relations
Stacie D. Byars
NeoPath, Inc.
8271 - 154th Avenue NE
Redmond, WA 98052