Form 10-K405, Exhibit 13
period 1998-12-31
NEOPATH INC
filed 1999-03-30
CIK 851729

SELECTED FIVE-YEAR
        FINANCIAL DATA

         (IN THOUSANDS,
 EXCEPT PER SHARE DATA)
YEAR ENDED DECEMBER 31,

                                      1998       1997      1996       1995         1994
                                 ______________________________________________________

Statement of Operations Data
Revenues                          $ 12,079   $ 10,824   $ 3,062   $     --     $     --
Gross margin                         5,368      6,049     1,157         --           --
Operating expenses:
  Research and development          11,269     14,249    11,202      9,384        9,183
  Selling, general
    and administrative              17,950     17,746    11,295      6,626        3,320
  Write-off of intangible
    assets (1)                       3,084         --        --         --           --
Net loss                           (26,181)   (23,597)  (17,655)   (14,365)     (12,324)
Basic and diluted net
  loss per share (2)                 (1.81)     (1.66)    (1.36)     (1.59)          --
Pro forma (excluding write-off
  of intangible assets)
  Loss                             (23,097)   (23,597)  (17,655)   (14,365)     (12,324)
  Basic and diluted loss per share   (1.60)     (1.66)    (1.36)     (1.59)          --

Balance Sheet Data
Cash, cash equivalents, and
  securities available-for-sale   $  8,954   $ 28,719  $ 58,488   $ 23,430      $ 2,295
Working capital                     10,438     34,673    60,821     22,876        2,316
Total assets                        38,150     58,941    76,132     28,016        5,193
Long-term obligations,
  less current portion               1,257        102       183        258          176
Total shareholders' equity          28,228     53,228    71,602     25,133        3,602


The comparability of the above data is affected by the Company's initial public offering completed in February 1995 and follow on public offering completed in January 1996. See Note 7 of Notes to Financial Statements.

(1)  See Note 4 of Notes to Financial Statements.
(2) The basis for determining the number of shares used in computing basic and diluted net loss per share is described in Note 1 of Notes to Financial Statements. Basic and diluted net loss per share for 1994 is not considered meaningful due to changes in the Company's capital structure.

MANAGEMENT'S DISCUSSION
        AND ANALYSIS OF
FINANCIAL CONDITION AND
  RESULTS OF OPERATIONS

            OVERVIEW
                         NeoPath, Inc. ("NeoPath" or the "Company")
                     develops and markets visual intelligence technology to increase accuracy in medical testing. NeoPath's initial products include two automated screening systems that integrate proprietary high-speed morphology computers, video imaging technology, and sophisticated image interpretation software to capture and analyze thousands of microscopic images from a Papanicolaou ("Pap") smear slide for the early detection of cervical cancer.
                         The United States Food and Drug Administration
                     (the "FDA") approved NeoPath's AutoPap(R)
                     300 QC Automatic Pap Screener System (the "AutoPap QC") in 1995. The AutoPap QC is a rescreening device used for quality control and rescreening of Pap smear slides previously screened by cytotechnologists. Clinical studies have shown that the AutoPap QC detects a significantly higher proportion of undetected abnormal slides than procedures typically employed by clinical laboratories to meet federal rescreening requirements.
                         The FDA approved NeoPath's AutoPap(R) Primary
                     Screening System (the "AutoPap Screener") in May 1998. The AutoPap Screener uses the same hardware components as the AutoPap QC, but uses enhanced software to perform the initial screening of Pap smear slides and to classify up to 25% of such slides as requiring no further review. Clinical studies have shown that the AutoPap Screener provides statistically significantly better sensitivity and specificity when compared to existing laboratory practice. Currently, it is the only instrument approved by the FDA that allows Pap smear slides to bypass human review. This feature of the AutoPap Screener provides customers with an economic incentive to adopt the technology.
                         The "AutoPap System" refers to the AutoPap
                     Screener and the AutoPap QC together.

RESULTS OF OPERATIONS

                             CHANGE FROM                CHANGE FROM
(IN THOUSANDS)       1998     PRIOR YEAR        1997     PRIOR YEAR      1996
_____________________________________________________________________________

Revenues         $ 12,079        $ 1,255    $ 10,824        $ 7,762   $ 3,062
                                     12%                       254%

                         NeoPath began recognizing product revenues in
                     1996. The Company recognizes revenue on either a product sale or fee-per-use basis (subject to service and license agreements, rental contracts, and minimum payments on certain fee-per-use contracts). Under its fee-per-use program, NeoPath retains ownership of AutoPap Systems placed at customer sites and assesses customers a charge for each Pap smear slide processed. The cost of each AutoPap System is reclassified from inventories to depreciable equipment upon shipment to a fee-per-use customer site. Such equipment, reflected on the balance sheet under "fee-per-use systems, net," is depreciated on a straight-line basis over a four-year period, commencing upon commercial operation.
                         Because the AutoPap Screener is the only FDA-
                     approved system for automated primary screening of Pap smears, NeoPath has implemented a strategy in the United States to take advantage of this competitive opportunity by offering AutoPap Screeners to customers with initial fee-per-use pricing in line with existing laboratory economics. Per-slide pricing is designed to increase during contract periods to reflect expected increases in third-party reimbursement levels. NeoPath also continues to offer traditional, fixed-price fee-per-use contracts.

                         In October 1998, NeoPath announced an agreement
                     with SmithKline Beecham Clinical Laboratories ("SmithKline") pursuant to which SmithKline agreed to adopt the AutoPap Screener throughout its domestic laboratory organization. This four-year contract is intended to enable SmithKline to process 100% of its Pap smear volume on AutoPap Screeners. At current AutoPap processing rates, NeoPath estimates that SmithKline may require up to 125 AutoPap Screeners to process its nationwide volume of Pap smears. During the fourth quarter of 1998, NeoPath shipped more than 40 additional AutoPap Screeners to SmithKline. These shipments, combined with existing AutoPap QCs at SmithKline sites that were previously upgraded to AutoPap Screeners, total approximately 70 AutoPap Screeners at SmithKline as of December 31, 1998.
                         In February 1999, SmithKline and Quest
                     Diagnostics Incorporated ("Quest") announced that Quest had agreed to purchase SmithKline. The combined entity would be the largest clinical laboratory company in the world. NeoPath's national agreement with SmithKline is binding on successor organizations, and NeoPath management believes that the AutoPap Screeners installed under the SmithKline agreement will continue to generate revenues in accordance with the underlying agreement.
                         In October 1998, NeoPath announced a national
                     agreement with Kaiser Permanente ("Kaiser"), which is the largest non-profit group health plan in the United States. This national agreement allows Kaiser and affiliated entities to purchase AutoPap Screeners during the two-year term of the agreement, with additional annual service and licensing fees due over four years. At current AutoPap processing rates, NeoPath estimates that Kaiser may require up to 35 AutoPap Screeners to process its nationwide volume of Pap smears. The timing of specific purchase orders -- and related AutoPap Screener shipments -- is subject to the adoption plans of Kaiser laboratories and affiliates. No product revenues were recognized under this agreement in 1998.
                         NeoPath's AutoPap System placements have
                     consisted primarily of fee-per-use contracts in the United States and sale contracts internationally. Because sale contracts result in immediate revenue recognition, whereas fee-per-use contracts provide a recurring revenue stream over several years, NeoPath's total revenues have included a significant sale component. In the past three years, sale revenues (including upgrades) have accounted for 61% to 65% of total revenues. Remaining revenues consisted primarily of fee-per-use contract billings.
                         Fee-per-use revenues in 1998 increased 31%
                     from the prior year, with much of the increase occurring in the fourth quarter of 1998. The increase in NeoPath's fee-per-use business was the result of higher overall per-slide pricing and increased System placements during the fourth quarter of 1998, primarily at SmithKline sites.
                         Approximately 19% of NeoPath's revenues in
                     1998 were from customers outside of the United States, compared to 51% in 1997 and 45% in 1996. International revenues in prior years included initial system orders under a distribution agreement in Japan. NeoPath's AutoPap technology is now available internationally at commercial laboratories in Taiwan, Japan, China (Hong Kong), Korea, Australia, and in Europe. Total 1998 revenues included additional AutoPap System placements in Taiwan, Hong Kong and Japan. The Company's international product placements have primarily been denominated in U.S. dollars; however, future product revenues may be subject to foreign exchange rate fluctuations.

                         NeoPath believes that increased third-party
                     reimbursement of Pap smears in general, and increased reimbursement for screening utilizing the AutoPap System in particular, would increase market acceptance of the Company's products. In early 1998, NeoPath established a reimbursement team to work with third-party insurers and managed care organizations to establish and/or improve third-party reimbursement levels for the AutoPap System. These reimbursement specialists also work closely with NeoPath's field sales personnel throughout the United States. On January 1, 1999, revised Physicians' Current Procedural Terminology ("CPT") codes (established by the American Medical Association) became effective for the AutoPap Screener. CPT codes are a standardized system used by physicians and clinical laboratories to identify specific procedures when billing insurers for their services. New CPT codes that address utilization of the AutoPap QC became available on January 1, 1998.


                              PERCENTAGE OF                 PERCENTAGE OF                 PERCENTAGE OF
(IN THOUSANDS)         1998        REVENUES        1997          REVENUES        1996          REVENUES
_______________________________________________________________________________________________________

Cost of revenues    $ 6,711             56%     $ 4,775               44%     $ 1,905               62%

Gross margin          5,368             44%       6,049               56%       1,157               38%


                         The primary components of fee-per-use cost of
                     revenues include depreciation and allocated service and support costs. For AutoPap Systems sold, cost of revenues include the related manufacturing cost and estimated one-year warranty expense.
                         NeoPath's 1998 gross margin reflects discounts
                     and incentives included in AutoPap QC sale pricing in the first half of the year as customers anticipated the FDA's approval of the AutoPap Screener, as well as pricing incentives offered in the second half of the year as initial primary screening placements were made. The higher comparative gross margin in 1997 was attributable to international sales under a distribution agreement with higher initial AutoPap System pricing. Primary screening systems are expected to process a greater number of slides, on average, than the prior installed base of AutoPap QCs, which is expected to improve the fee-per-use gross margin percentage. Fee-per-use revenues in the periods included lower-margin initial AutoPap QC placements.


                                       CHANGE FROM                CHANGE FROM
(IN THOUSANDS)                1998      PRIOR YEAR        1997     PRIOR YEAR         1996
__________________________________________________________________________________________

Research and
  development expenses    $ 11,269       $ (2,980)    $ 14,249        $ 3,047     $ 11,202
                                             (21%)                        27%


                         NeoPath's research and development expenses
                     include salaries and benefits of scientific, engineering, and regulatory personnel; costs relating to clinical studies and submission of applications to the FDA; testing equipment; components used in prototypes; relevant consulting services; and the costs of preparing and filing applications for patent protection of NeoPath's technologies.
                         The Company incurred higher research and
                     development costs in 1997 due primarily to NeoPath's AutoPap Screener clinical study, which was completed in 1997. NeoPath continues to focus research and development efforts primarily on AutoPap enhancements, as well as on other applications of AutoPap technology.


                                  CHANGE FROM                 CHANGE FROM
(IN THOUSANDS)            1998     PRIOR YEAR        1997      PRIOR YEAR         1996
______________________________________________________________________________________

Selling, general and
  administrative
  expenses            $ 17,950          $ 204    $ 17,746         $ 6,451     $ 11,295
                                           1%                         57%


                         Selling, general and administrative expenses
                     include salaries and benefits of sales, marketing, administrative, and financial personnel; non-patent application legal expenses; amortization of intangible assets; and certain facility-related costs.
                         Overall expenses in 1998 remained flat in
                     comparison to the prior year, despite significant increased expenses in the first half of 1998 to launch the AutoPap Screener. NeoPath reduced overall spending in the second half of 1998 as the Company carefully focused corporate spending.
                         The increased spending in 1997 was due primarily
                     to significant new sales and marketing initiatives, costs related to the purchase and integration of the Pathfinder System product line (including amortization of intangible assets), increased personnel-related expenses, and increased legal expenses relating primarily to the Neuromedical Systems, Inc. lawsuits (see Note 9 of Notes to Financial Statements).

                                   CHANGE FROM             CHANGE FROM
(IN THOUSANDS)              1998    PRIOR YEAR     1997     PRIOR YEAR      1996
________________________________________________________________________________

Write-off of
  intangible assets      $ 3,084       $ 3,084    $  --          $  --     $  --

                        In the quarter ended December 31, 1998, NeoPath
                     wrote off intangible assets related to the Pathfinder System product line. The write-off did not involve any cash expenditure. NeoPath acquired the Pathfinder System product line in June 1997 for a total purchase price of $4.6 million, including transaction-related expenses. As a result of the purchase, the Company recorded $4.3 million in intangible assets that were to be amortized over five years. As a result of continuing low sales levels of Pathfinder Systems, and related losses attributable directly to the Pathfinder product line, the Company identified indications of impairment in the fourth quarter of 1998 and later decided to discontinue immediate continued development and commercialization of this product line. The Company then compared the carrying value of these intangible assets to expected future cash flows applicable to the Pathfinder product and, as a result, wrote off the remaining balance of intangible assets. Pathfinder product sales accounted for 3% of total revenues in each of the two years ended December 31, 1998 and 1997.

                               CHANGE FROM                CHANGE FROM
(IN THOUSANDS)        1998      PRIOR YEAR        1997     PRIOR YEAR       1996
________________________________________________________________________________

Interest income    $ 1,009       $ (1,390)     $ 2,399      $ (1,343)    $ 3,742
                                     (58%)                      (36%)

                         The decrease in interest income over the past two
                     years is due to NeoPath's negative operating cash flow during the periods and the resulting decreased cash available for investment purposes.

LIMITATION ON USE OF
NET OPERATING LOSS AND
TAX CREDIT CARRYFORWARDS

                         As of December 31, 1998, the Company had net
                     operating loss carryforwards of approximately $111.5 million and research and development credit carryforwards of approximately $3.4 million for federal income tax purposes, which expire between 2004 and 2013. Due to the issuance and sale of shares of preferred stock prior to 1995 and the Company's initial public offering completed in 1995, the Company incurred "ownership changes" pursuant to applicable regulations in effect under the Internal Revenue Code of 1986, as amended. Therefore, the Company's use of losses incurred through the date of these ownership changes will be limited during the carryforward period. The Company estimates that the use of approximately $28.0 million of losses incurred prior to one or more of the ownership changes would be limited in the carryforward periods. To the extent that any single-year loss is not utilized to the full amount of the limitation, such unused loss is carried over to subsequent years until the earlier of its utilization or the expiration of the relevant carryforward period. See
                     Note 6 of Notes to Financial Statements.

        MARKET RISKS

                         The Company is exposed to market risk related to
                     changes in interest rates, which could adversely affect the value of the Company's investments in securities available-for-sale or increase the interest expense on outstanding debt. The Company does not use derivative financial instruments.
                         NeoPath maintains a short-term investment
                     portfolio consisting of interest-bearing securities with an average maturity of less than two years. These securities are classified as "available-for-sale" securities. The interest-bearing securities are subject to interest rate risk and will fall in value if market interest rates increase. If market interest rates were to increase immediately and uniformly by 10% from levels at December 31, 1998, the fair value of the portfolio would decline by an immaterial amount.
                         In like manner, a 10% increase in market
                     interest rates would have an immaterial effect on the Company's long-term obligations. The Company does not expect its operating results or cash flows to be affected to any significant degree by a sudden change in market interest rates.

LIQUIDITY AND CAPITAL RESOURCES

                         As of December 31, 1998, the Company had $9.0
                     million in cash, cash equivalents, and securities available-for-sale, compared to $28.7 million as of December 31, 1997. The decrease was a result of cash used in the Company's operations during the year, offset by $5 million in cash obtained from a bank debt facility (of which $3.7 million remained outstanding as of December 31, 1998). As of December 31, 1998, the bank facility was secured by $2.0 million in restricted cash in an interest-bearing account with the bank. The restricted cash is included in cash and cash equivalents on the balance sheet. The Company's cash used in operating activities was $22.6 million in 1998, $28.7 million in 1997, and $25.0 million in 1996. Total operating cash usage included amounts for inventories and manufacturing of AutoPap fee-per-use systems as follows: $7.0 million in 1998, $8.2 million in 1997, and $11.1 million in 1996. The Company expended cash for property and equipment, excluding AutoPap Systems reclassified to either fee-per-use systems or reclassified to property and equipment, of $0.6 million in 1998, $1.0 million in 1997, and $3.3 million in 1996.
                         On February 9, 1999, NeoPath completed a $14.5
                     million private equity transaction in which the Company issued 2.9 million shares of common stock to investors at a price of $5.00 per share. On February 12, 1999, NeoPath filed a shelf registration statement on Form S-3 that will, when declared effective by the Securities and Exchange Commission, allow resale of the newly issued shares. NeoPath must use its best efforts to keep this registration statement effective for two years.

                         NeoPath's fee-per-use business strategy requires
                     a significant investment in the production of AutoPap Systems, as well as sufficient resources to meet operating expenses while this recurring revenue stream grows. The Company expects negative cash flow from operations to continue at least through 1999. The Company may require additional funds to produce AutoPap Systems for its fee-per-use program and cover continuing losses. NeoPath's future capital requirements will depend on numerous factors, including the following:

                        -  sales of AutoPap Systems;
                        -  fee-per-use revenues;
                        -  research and development programs
                           for the development of enhanced products;
                        -  additional clinical trials;
                        -  relationships with existing and
                           future corporate collaborators, if any;
                        -  competing technological and market developments;
                        -  the time and costs involved in
                           obtaining regulatory approvals;
                        -  the costs involved in filing,
                           prosecuting, defending and enforcing patent claims; and
                        - the time and costs of manufacturing scale-up and commercialization activities.

                         The Company estimates that existing cash and
                     cash equivalents will meet capital requirements through 1999. The Company cannot guarantee that the assumptions underlying its estimates will prove to be accurate. The Company intends to seek additional funding through private debt financing to provide additional resources to support AutoPap System production. Adequate funds, whether obtained through financial markets or from collaborative or other arrangements with corporate partners or other sources, may not be available when needed or may not be available on favorable terms, if at all. If the Company raises additional funds by issuing equity securities, existing shareholders will suffer dilution of their interest in NeoPath. In addition, if the Company obtains additional funds through arrangements with collaborative partners, NeoPath may have to relinquish rights to certain technologies or potential products that the Company would otherwise seek to develop or commercialize itself. Insufficient funds may require the Company to delay, scale back or eliminate some of its manufacturing, sales and marketing, research and development or clinical programs.

 IMPACT OF YEAR 2000

                         The Year 2000 issue is the result of computer
                     programs being written using two digits rather than four to define the applicable year. Any of the Company's internal or product computer programs or hardware that have date-sensitive software or embedded chips may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system errors or failures, and could significantly disrupt normal business activities.
                         Based on assessments made in 1998, the Company
                     determined that it would be required to modify or replace certain portions of its internal systems and product software and certain hardware so that those systems will properly recognize dates beyond
                     December 31, 1999. To date, the Company has completed its assessment of all internal and product systems that could be significantly affected by the Year 2000 issue. The assessment indicated that certain of the Company's internal and product systems could be affected. However, no significant
                     Year 2000 issues have been identified that cannot be resolved through software or hardware upgrades that are currently available or expected to be available soon. The Company presently believes that with modifications or replacements of existing software and certain hardware, the Year 2000 issue as it relates to the Company's internal systems and products can be effectively mitigated. However, if such modifications and replacements are not made, or are not completed in a timely manner, the Year 2000 issue could have a material impact on NeoPath's and its customers' operations. In addition, the Company has gathered information about the Year 2000 compliance status of its significant suppliers and subcontractors and continues to monitor their compliance.
                         The Company utilizes existing internal resources
                     to reprogram or replace, test, and implement the internal systems and product software and certain hardware modifications necessary for Year 2000 compliance. The total cost of the Year 2000 project has been borne primarily by operating departments with existing personnel and infrastructure;
                     therefore, incremental costs have not been material and remaining incremental costs are estimated at less than $100,000. The project is estimated to be completed by mid-1999.
                         The Company has queried its significant
                     suppliers and subcontractors as to their Year 2000 compliance status. To date, the Company is not aware of any external agent with Year 2000 problems that would materially impact the Company's results of operations, liquidity, or capital resources.
                     However, the Company has no means of ensuring that external agents will be Year 2000 ready. The inability of external agents to complete their Year
                     2000 resolution process in a timely fashion could materially impact the Company. The Company cannot determine the effect of non-compliance by external agents.
                         The Company currently has no contingency plans
                     in place in the event it does not complete all phases of the Year 2000 program, including the possibility that its external agents are not Year 2000 ready. The Company plans to evaluate the status of its own Year
                     2000 program, in the first half of 1999 and determine whether such a plan is necessary. NeoPath management believes it has an effective program in place to resolve the Year 2000 issues within its control in a timely manner. The Company believes that with modifications to NeoPath's products, existing internal software and conversions to new software, the Year 2000 issue will not pose significant operational problems for its computer systems. However, in the worst case scenario, if the Company or external agents do not make necessary modifications and conversions, or do not complete them on time, the Year 2000 issue could disrupt
                     NeoPath's operations and materially affect its business, financial condition, and results of operations.

FORWARD-LOOKING STATEMENTS

                         The preceding Management's Discussion and
                     Analysis of Financial Condition and Results of Operations contains "forward-looking statements" that reflect the Company's current views with respect to future events and financial performance. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical results or those anticipated. The words "plan," "expect," "anticipate," "believe," and similar expressions identify forward-looking statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise.
                         Factors that could cause actual results to
                     differ materially from historical results or those anticipated include, without limitation, the following:

                        -  history of losses and uncertainty
                           of profitable operations;
                        -  potential need for additional capital;
                        -  uncertainty of market acceptance
                           of NeoPath's products;
                        -  market consolidation and
                           concentration among a few large customers;
                        -  uncertainty of product regulatory clearance;
                        -  sole or limited source of supply
                           for key components;
                        -  governmental regulation of NeoPath's manufacturing;
                        -  competition in the industry;
                        -  dependence on third-party reimbursement;
                        -  dependence on a single product line;
                        - product liability and availability of adequate insurance;
                        -  dependence on patents and proprietary rights;
                        -  risk of third-party claims ofinfringement;
                        -  dependence on key personnel;
                        -  highly volatile stock price;
                        -  potential fluctuations in future
                           quarterly results; and
                        -  Year 2000 issue.

                         For a more detailed discussion of these factors,
                     see "Factors Affecting Future Results and Forward-Looking Statements" in the Company's Form 10-K for the fiscal year ended December 31, 1998.

BALANCE SHEETS

DECEMBER 31                                                1998            1997
_______________________________________________________________________________

Assets
Current assets:
  Cash and cash equivalents                       $   5,579,867   $   3,308,970
  Securities available-for-sale                       3,374,549      25,409,633
  Accounts receivable, net                            3,011,078       3,863,818
  Inventories                                         6,744,417       7,514,001
  Other current assets                                  392,415         187,147
                                                  _____________________________
Total current assets                                 19,102,326      40,283,569

Fee-per-use systems, net                             14,602,963       8,564,189
Property and equipment, net                           3,530,694       5,979,849
Intangible assets, net                                       --       3,383,925
Deposits and other assets                               913,850         729,280
                                                  _____________________________
Total assets                                      $  38,149,833   $  58,940,812
                                                  =============================

Liabilities and Shareholders' Equity
Current liabilities:
  Accounts payable                                $   2,944,252   $   2,173,179
  Salaries and wages payable                          1,681,710       2,357,045
  Customer deposits                                     332,485         431,877
  Other accrued liabilities                           1,157,077         567,759
  Current portion of long-term obligations            2,549,151          80,966
                                                  _____________________________
Total current liabilities                             8,664,675       5,610,826

Long-term obligations, less current portion           1,257,027         101,872

Commitments and contingencies

Shareholders' equity:
  Preferred stock, $.01 par value;
    10,000,000 shares authorized; none
    issued and outstanding                                   --              --
  Common stock, $.01 par value; 40,000,000 shares
    authorized; 14,504,623 and 14,389,378 shares
    issued and outstanding at December 31, 1998
    and 1997, respectively                          142,057,561     141,057,881
  Accumulated deficit                              (113,813,699)    (87,633,118)
  Accumulated other comprehensive loss                  (15,731)       (196,649)
                                                  _____________________________
Total shareholders' equity                           28,228,131      53,228,114
                                                  _____________________________
Total liabilities and shareholders' equity        $  38,149,833   $  58,940,812
                                                  =============================

See accompanying notes.

STATEMENTS OF OPERATIONS

YEAR ENDED DECEMBER 31,              1998              1997              1996
_____________________________________________________________________________

Revenues                   $   12,078,936    $   10,824,380     $   3,061,849
Cost of revenues                6,711,314         4,774,920         1,904,559
                           __________________________________________________
Gross margin                    5,367,622         6,049,460         1,157,290

Operating expenses:
  Research and development     11,269,363        14,248,669        11,202,375
  Selling, general and
    administrative             17,950,151        17,745,936        11,295,228
  Write-off of
    intangible assets           3,084,289                --                --
                           __________________________________________________
                               32,303,803        31,994,605        22,497,603
                           __________________________________________________

Loss from operations          (26,936,181)      (25,945,145)      (21,340,313)

Interest income                 1,008,638         2,399,117         3,741,843
Interest expense                 (253,038)          (50,884)          (56,813)
                           __________________________________________________
Net loss                   $  (26,180,581)   $  (23,596,912)   $  (17,655,283)
                           ==================================================

Basic and diluted net
  loss per share           $        (1.81)   $        (1.66)   $        (1.36)
                           ==================================================

Weighted average common
  shares outstanding           14,467,902        14,197,307        13,029,314
                           ==================================================

See accompanying notes.

STATEMENTS OF SHAREHOLDERS' EQUITY


                                             COMMON STOCK                                          ACCUMULATED
                              ___________________________                                                OTHER
                                NUMBER OF                          DEFERRED       ACCUMULATED    COMPREHENSIVE
                                   SHARES          AMOUNT      COMPENSATION           DEFICIT    INCOME (LOSS)          TOTAL
                              _______________________________________________________________________________________________

Balance at January 1, 1996      9,819,487   $  71,649,971       $  (175,782)   $  (46,380,923)     $    39,945  $  25,133,211
  Follow on public
    offering -- common
    stock, net of
    issuance costs of
    $4,384,649                  2,875,000      61,740,351                --                --               --     61,740,351
  Exercise of options
    and warrants                  957,669       2,889,169                --                --               --      2,889,169
  Amortization of deferred
    compensation                       --         (23,745)          101,536                --               --         77,791

  Unrealized loss on securities
    available-for-sale                 --              --                --                --         (583,103)      (583,103)
  Net loss                             --              --                --       (17,655,283)              --    (17,655,283)
                                                                                                                 ____________
     Comprehensive loss                                                                                           (18,238,386)
                              _______________________________________________________________________________________________
Balance at December 31, 1996   13,652,156     136,255,746           (74,246)      (64,036,206)        (543,158)    71,602,136
    Exercise of options
      and warrants                688,658       3,952,135                --                --               --      3,952,135
    Amortization of deferred
      compensation                     --              --            74,246                --               --         74,246
    Common stock issued on
      purchase of Pathfinder
      System product line          48,564         850,000                --                --               --        850,000

    Unrealized appreciation
      on securities
      available-for-sale               --              --                --                --          346,509        346,509
    Net loss                           --              --                --       (23,596,912)              --    (23,596,912)
                                                                                                                 ____________
      Comprehensive loss                                                                                          (23,250,403)
                             ________________________________________________________________________________________________
Balance at December 31, 1997   14,389,378     141,057,881                --       (87,633,118)        (196,649)    53,228,114
  Exercise of options
    and warrants                   56,520         119,752                --                --               --        119,752
  Release of common stock
    held in escrow                 42,050         549,278                --                --               --        549,278
  Issuance of common stock
    under employee stock
    purchase plan                  16,675         130,650                --                --               --        130,650
  Stock-based compensation to
    consultants                        --         200,000                --                --               --        200,000

  Unrealized appreciation on
    securities available-for-sale      --              --                --                --          180,918        180,918
  Net loss                             --              --                --       (26,180,581)              --    (26,180,581)
                                                                                                                 ____________
    Comprehensive loss                                                                                            (25,999,663)
                              _______________________________________________________________________________________________
Balance at December 31, 1998   14,504,623   $ 142,057,561        $       --    $ (113,813,699)      $  (15,731)  $ 28,228,131
                              ===============================================================================================



See accompanying notes.

STATEMENTS OF CASH FLOWS



YEAR ENDED DECEMBER 31,                           1998                 1997                  1996
_________________________________________________________________________________________________

Operating activities
Net loss                                $  (26,180,581)      $  (23,596,912)       $  (17,655,283)
  Adjustments to reconcile
    net loss to net cash
    used in operating activities:
      Write-off of intangible assets         3,084,289                   --                    --
      Depreciation and amortization          5,699,537            4,326,157             1,994,064
      Stock-based compensation                 200,000               74,246                77,791
      Accrued interest on
        securities available-for-sale          562,267            1,152,187               660,623
      Net change in operating accounts:
      Accounts receivable                      852,740           (3,023,562)             (840,256)
      Inventories and
        fee-per-use systems                 (7,048,460)          (8,243,774)          (11,093,253)
      Accounts payable and accrued
        liabilities                            585,664            1,208,837             1,839,915
  Other                                       (364,591)            (594,194)               40,888
                                         ________________________________________________________
Net cash used in operating activities      (22,609,135)         (28,697,015)          (24,975,511)

Investing activities
Purchases of securities
  available-for-sale                        (1,743,949)          (5,349,511)          (75,750,434)
Maturities of securities
  available-for-sale                        23,397,684           29,750,677            43,169,070
Purchase of Pathfinder
  System product line                               --           (2,696,114)                   --
Additions to property and equipment           (640,689)            (950,424)           (3,325,122)
Other                                           (6,756)               3,379               166,396
                                         ________________________________________________________
Net cash provided by (used in)
  investing activities                      21,006,290           20,758,007           (35,740,090)

Financing activities
Proceeds from note payable to bank           4,950,000                   --                    --
Payments on note payable to bank            (1,236,369)                  --                    --
Principal payments on obligations
  under capital leases                         (90,291)             (75,558)             (193,441)
Payment on short-term
  note payable issued in purchase
  of Pathfinder System product line                 --             (500,000)                   --
Exercise of options and warrants               119,752            3,952,135             2,889,169
Issuance of common stock under
  employee stock purchase plan                 130,650                   --                    --
Issuance of common stock, net                       --                   --            61,740,351
                                         ________________________________________________________
Net cash provided by
  financing activities                       3,873,742            3,376,577            64,436,079
                                         ________________________________________________________
Net increase (decrease) in
  cash and cash equivalents                  2,270,897           (4,562,431)            3,720,478
Cash and cash equivalents:
     Beginning of year                       3,308,970            7,871,401             4,150,923
                                         ________________________________________________________
     End of year                         $   5,579,867        $   3,308,970         $   7,871,401
                                         ========================================================

Noncash transactions
AutoPap Systems reclassified
  to fee-per-use systems, net            $   8,745,621        $   4,152,386         $   6,563,537
AutoPap Systems reclassified
  to (from) property and
  equipment, net                              (663,839)           2,457,367               729,362


See accompanying notes.

            NOTES TO
FINANCIAL STATEMENTS

   DECEMBER 31, 1998

             NOTE 1 DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                     BUSINESS        NeoPath, Inc. ("NeoPath" or the
                     "Company") develops and markets visual intelligence technology to increase accuracy in medical testing. NeoPath's initial products include two automated screening systems that integrate proprietary high-speed morphology computers, video imaging technology, and sophisticated image interpretation software to capture and analyze thousands of microscopic images from a Papanicolaou ("Pap") smear slide for the early detection of cervical cancer.
                         The AutoPap(R) 300 QC Automatic Pap Screener
                     System (the "AutoPap QC") is a rescreening device used for quality control and rescreening of previously screened Pap smear slides. The
                     AutoPap(R) Primary Screening System (the "AutoPap Screener") is an enhanced system that classifies up to 25% of a clinical laboratory's volume of Pap smear slides as requiring no further review.
                         The "AutoPap System" refers to the AutoPap
                     Screener and the AutoPap QC together.

                     REVENUES AND MARKETS        NeoPath's primary market
                     includes domestic and foreign clinical laboratories. Domestic revenues are generated primarily through NeoPath's direct sales activities; international revenues are derived primarily through distributors. Approximately 19% of NeoPath's revenues in 1998 were from customers outside of the United States, compared to 51% in 1997 and 45% in 1996. The Company's four largest customers accounted for 41%
                     of total revenues in 1998, compared to 65% in 1997 and 86% in 1996. The Company recognizes revenue on either a product sale or fee-per-use basis (subject to service and license agreements, rental contracts, and minimum payments on certain fee-per-use contracts). Fee-per-use revenues commence in the month an AutoPap System is initially placed in commercial use at the customer site. Sales of AutoPap Systems are generally recognized at date of shipment. In the past three years, sale revenues (including upgrades) have accounted for 61% to 65% of total revenues. Remaining revenues consisted primarily of fee-per-use contract billings.

                     CASH EQUIVALENTS        Short-term investments with
                     an original maturity of three months or less are considered to be cash equivalents. Cash equivalents are carried at cost, which approximates market value.

                     SECURITIES AVAILABLE-FOR-SALE        NeoPath's
                     investment portfolio is classified as available-for-sale, and such securities are stated at fair value, with the unrealized gains and losses included in other comprehensive income or loss. Interest earned on securities available-for-sale is included in interest income. The amortized cost of investments in this category is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in interest income. The cost of securities sold is calculated using the specific identification method.

                     INVENTORIES        Inventories are valued at the
                     lower of cost or market (first in, first out basis).

                     FEE-PER-USE SYSTEMS        AutoPap Systems
                     manufactured for fee-per-use placements are carried in inventories until the AutoPap Systems are shipped, at which time they are reclassified to fee-per-use systems (non-current assets). Fee-per-use systems are depreciated on a straight-line basis over an estimated useful life of four years.
                         NeoPath purchases all components for the AutoPap
                     System from outside vendors, including certain components from sole-source or single vendors. The establishment of additional or replacement sources of supply for the AutoPap System could require regulatory approval. In addition, a vendor's inability to supply acceptable components in a timely manner and in the quantity required could delay or halt the Company's manufacture of its products.

                     PROPERTY AND EQUIPMENT        Property and equipment
                     are recorded at cost, less accumulated depreciation and amortization. Depreciation is calculated on a straight-line basis over the estimated useful lives of the related assets, ranging from three to seven years. Leasehold improvements are amortized over the lesser of their estimated useful lives or the term of the lease.

                     ASSET IMPAIRMENT        In accordance with Statement
                     of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the Company recognizes impairment losses on long-lived assets used in operations when indicators of impairment are present and the discounted cash flows estimated to be generated by those assets are less than the assets' carrying amounts. During 1998, the Company recognized such a loss for the write down of intangible assets related to the Pathfinder System product line (see Note 4). There were no such losses recognized in 1997 or 1996.

                     STOCK-BASED COMPENSATION        NeoPath has elected
                     to follow the intrinsic value method prescribed by Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related Interpretations in accounting for its stock options. Because the exercise price of the Company's stock options generally equals the market price of the underlying stock on the date of grant, no corresponding compensation expense has been recognized since NeoPath's initial public stock offering. (See Note 7 for SFAS No. 123, "Accounting for Stock-Based Compensation," pro forma disclosures.)
                        In accordance with applicable accounting
                     standards, NeoPath recognizes compensation expense for options and warrants granted to consultants in lieu of cash payment.

                     ADVERTISING EXPENSES        Advertising expenses are
                     expensed as incurred. Total advertising expenses incurred during 1998, 1997, and 1996 were $1.1 million, $0.7 million, and $0.3 million, respectively.

                     BASIC AND DILUTED NET LOSS PER SHARE        Basic
                     and diluted net loss per share is computed based on the weighted average number of shares of common stock outstanding. Because NeoPath's stock options and warrants are not dilutive (due to net losses) there is no difference between basic net loss per share and diluted net loss per share.

                     COMPREHENSIVE INCOME        As of January 1, 1998,
                     NeoPath adopted SFAS No. 130, "Reporting
                     Comprehensive Income." Statement 130 established new rules for the reporting and display of comprehensive income or loss and its components; however, the adoption of this Statement had no impact on the Company's operating results or shareholders' equity. Statement 130 requires unrealized gains or losses on the Company's securities available-for-sale, which prior to adoption were reported within shareholders' equity, to be included in other comprehensive income or loss. Statement 130 also requires presentation of accumulated other comprehensive income or loss separately in shareholders' equity. Accordingly, prior year financial statements have been reclassified to conform to these requirements.

                     BUSINESS SEGMENTS        NeoPath currently operates
                     in a single business segment -- clinical laboratories -- and management evaluates its operating performance based on this single segment.

                     CONCENTRATIONS OF CREDIT RISK        The Company
                     invests its excess cash in accordance with guidelines that limit the credit exposure to any one financial institution and to any one type of investment. The guidelines also specify that the financial instruments are issued by institutions with strong credit ratings. The securities are generally not collateralized and mature within two years.

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

NOTE 2   SECURITIES AVAILABLE-FOR-SALE

Securities available-for-sale consist of the following:


                                             GROSS            GROSS
                           AMORTIZED    UNREALIZED       UNREALIZED
DECEMBER 31, 1998               COST         GAINS           LOSSES         FAIR VALUE
______________________________________________________________________________________

Corporate bonds       $    3,390,280       $ 5,608     $    (21,339)    $    3,374,549
                      ================================================================

                                             GROSS            GROSS
                           AMORTIZED    UNREALIZED       UNREALIZED
DECEMBER 31, 1997               COST         GAINS           LOSSES         FAIR VALUE
______________________________________________________________________________________

Corporate bonds       $   17,888,047       $   835     $   (112,479)    $   17,776,403
Government bonds           7,718,235            --          (85,005)         7,633,230
                      ________________________________________________________________

                      $   25,606,282       $   835     $   (197,484)     $  25,409,633
                      ================================================================


                         There were realized gains of $5,092 and realized
                     losses of $43,472 on sales of securities available-for-sale for the year ended December 31, 1998.
                     There were no realized gains or losses on sales of securities available-for-sale for the years ended December 31, 1997 and 1996. The net adjustment for unrealized holding gains and losses on securities available-for-sale, included in other comprehensive income or loss, was a gain of $180,918 in 1998, a gain of $346,509 in 1997, and a loss of $583,103 in
                     1996. The fair value of securities available-for-sale maturing within one year totals $1,282,882.
                     The fair value of securities available-for-sale maturing between one and two years totals $2,091,667. The Company considers all securities available-for-sale as available for use in current operations.

NOTE 3   BALANCE SHEET INFORMATION

Detailed balance sheet data is as follows:

DECEMBER 31,                                   1998                 1997
________________________________________________________________________

Accounts receivable
  Receivables                          $  3,477,196         $  4,363,818
  Allowance for doubtful accounts          (466,118)            (500,000)
                                       _________________________________
                                       $  3,011,078         $  3,863,818
                                       =================================
Inventories
  Raw materials                        $  2,093,748         $  3,819,830
  Work-in-process                         2,365,472            1,061,900
  Finished goods                          2,285,197            2,632,271
                                       _________________________________
                                       $  6,744,417         $  7,514,001
                                       =================================

                         Finished goods consist of AutoPap Systems that
                     will be reclassified to fee-per-use systems (non-current assets) when placed in commercial use, AutoPap Systems to be sold, and AutoPap Systems used internally on a temporary basis.

Fee-per-use systems
  Systems                              $ 18,249,245        $  10,628,468
  Accumulated depreciation               (3,646,282)          (2,064,279)
                                       _________________________________
                                       $ 14,602,963        $   8,564,189
                                       =================================

Property and equipment
  Laboratory and other equipment       $  7,987,377        $   8,206,222
  Furniture and fixtures                  1,156,863            1,108,168
  Leasehold improvements                  1,222,093            1,210,930
                                       _________________________________
    Total property and equipment         10,366,333           10,525,320
  Accumulated  depreciation
    and amortization                     (6,835,639)          (4,545,471)
                                       _________________________________
                                       $  3,530,694        $   5,979,849
                                       =================================

                         At December 31, 1998 and 1997, the Company held
                     equipment under capitalized leases with an original cost of $317,594 and $373,432, and a net book value of $73,172 and $147,219, respectively.

Intangible assets
  Intangible assets                    $        --         $   3,759,917
  Accumulated amortization                      --              (375,992)
                                       _________________________________
                                       $        --         $   3,383,925
                                       =================================

            NOTE  4  PATHFINDER SYSTEM PRODUCT LINE

                        In the quarter ended December 31, 1998, NeoPath
                     wrote off $3.1 million of intangible assets related to the Pathfinder System product line. The write-off did not involve any cash expenditure. NeoPath acquired the Pathfinder System product line in June 1997 for an initial purchase price of $4.1 million. The initial purchase price included cash of $2.7 million (including transaction-related expenses), a $500,000 short-term note paid in October 1997, and 48,564 shares of NeoPath common stock. In addition, certain shares of NeoPath common stock were issued and were held in escrow until April 1998, when the Company released the remaining 42,050 shares, which added approximately $550,000 to Pathfinder intangible assets. As a result of the purchase, NeoPath recognized $4.3 million in intangible assets that were to be amortized over five years. As a result of continuing low sales levels of Pathfinder Systems, and related losses attributable directly to the Pathfinder product line, the Company identified indications of impairment in the fourth quarter of 1998 and later decided to discontinue immediate continued development and commercialization of this product line. The Company then compared the carrying value of these intangible assets to expected future cash flows applicable to the Pathfinder product and, as a result, wrote off the remaining balance of intangible assets. Pathfinder product sales accounted for 3% of total revenues in each of the two years ended December 31, 1998 and 1997.

              NOTE 5 LONG-TERM OBLIGATIONS AND COMMITMENTS

                     NOTE PAYABLE TO BANK        In April 1998, NeoPath
                     entered into a loan agreement with a bank pursuant to which the Company could borrow amounts based on the manufacturing cost of AutoPap Systems placed on fee-per-use contracts. Accordingly, in June 1998, NeoPath borrowed $5.0 million under the loan agreement. The bank debt is secured by substantially all of NeoPath's assets, excluding intellectual property, and amounts are repaid over 24 months from the date of each drawdown. In addition, NeoPath must comply with certain financial covenants. As of December 31, 1998, the bank facility was secured by $2.0 million in restricted cash in an interest-bearing account with the bank. The restricted cash is included in cash and cash equivalents on the balance sheet. Borrowings under this agreement bear interest at the bank's prime rate plus 1 percent per annum (8.75% at December 31, 1998).

                     LEASE AGREEMENTS        NeoPath leases certain
                     property and equipment under capital leases pursuant
                     to master equipment lease agreements. Under such agreements, the Company entered into multiple capital leases for property and equipment.  The
                     agreements included lease terms ranging from 36 to
                     60 months and purchase options at the end of each
                     lease.  Interest rates on capitalized leases
                     approximate 10%.
                         The Company leases office and operating
                     facilities under operating leases expiring in
                     January 1999 through August 2007, with various
                     renewal options, and other leased items through
                     2002. Operating lease expense was $833,590 in 1998, compared to $831,983 in 1997, and $620,895 in 1996.
                         Minimum future payments as of December 31, 1998
                     are as follows:
                                                                          LEASES
                             NOTE PAYABLE          _____________________________
                                  TO BANK            CAPITAL           OPERATING
________________________________________________________________________________

1999                         $  2,475,000          $  80,168          $  806,807
2000                            1,238,631             19,050              31,328
2001                                   --                 --              31,328
2002                                   --                 --              31,328
2003                                   --                 --              31,328
Thereafter                             --                 --              44,926
                             ____________          _____________________________
Total minimum payments                                99,218          $  977,045
                                                                      ==========
Less amount representing
  interest                                             6,671
                                                   _________
Present value of
  minimum payments              3,713,631             92,547
Current portion                 2,475,000             74,151
                             ____________          _________
Long-term obligations,
  less current portion       $  1,238,631          $  18,396
                             ============          =========

             NOTE 6  INCOME TAXES

                         As of December 31, 1998, the Company had net
                     operating loss carryforwards of approximately $111.5 million and research and development credit carryforwards of approximately $3.4 million for federal income tax purposes, which expire between 2004 and 2013. Due to the issuance and sale of shares of preferred stock prior to 1995 and the Company's initial public offering completed in 1995, the Company incurred "ownership changes" pursuant to applicable regulations in effect under the Internal Revenue Code of 1986, as amended. Therefore, the Company's use of losses incurred through the date of these ownership changes will be limited during the carryforward period. The Company estimates that the use of approximately $28.0 million of losses incurred prior to one or more of the ownership changes would be limited in the carryforward periods. To the extent that any single-year loss is not utilized to the full amount of the limitation, such unused loss is carried over to subsequent years until the earlier of its utilization or the expiration of the relevant carryforward period. Approximately $5.1 million of the net operating loss carryforward is attributed to the deduction for stock options, the tax effect of which will be credited to common stock when recognized.
                         Deferred income taxes reflect the net tax
                     effects of temporary differences between the tax basis of assets and liabilities and the corresponding financial statement amounts. Significant components of the Company's deferred income tax assets (liabilities) at December 31, 1998 and 1997 are as follows:

DECEMBER 31,                                     1998                     1997
______________________________________________________________________________

Net operating loss carryforwards        $  37,904,000            $  29,416,000
Research and development credits            3,377,000                2,374,000
Amortization and write-off of
  intangible assets                         1,331,000                   85,000
Research and development costs                335,000                  548,000
Allowance for doubtful accounts               243,000                  238,000
Deferred compensation                         192,000                  168,000
Accrued vacation                              155,000                  219,000
Charitable contribution
  carryforwards                               126,000                  125,000
Other                                         475,000                  387,000
Property and equipment                       (501,000)                  97,000
Valuation allowance                       (43,637,000)             (33,657,000)
                                        ______________________________________
                                        $          --           $           --
                                        ======================================

                         Due to the uncertainty of the Company's ability
                     to generate taxable income to realize its deferred tax assets, a valuation allowance has been established for financial reporting purposes equal to the amount of the net deferred tax assets. The Company's valuation allowance increased $10.0 million and $9.5 million for the years ended December 31, 1998 and 1997, respectively.

              NOTE 7 SHAREHOLDERS' EQUITY

                     COMMON STOCK        On February 9, 1999, NeoPath
                     completed a $14.5 million private equity transaction in which the Company issued 2.9 million shares of common stock to investors at a price of $5.00 per share. In connection with the financing, NeoPath issued to Invemed Associates, Inc., a related party, five-year warrants to purchase 100,000 shares of common stock at an exercise price of $5.89 per share.

                     STOCK OPTION PLANS          The Company has two
                     stock option plans that provide for option grants to employees, directors, and others. The options generally vest over four years or as otherwise determined by the plan administrator. Options to purchase shares expire no later than ten years after the date of grant.
                         In May 1998, Neopath's Board of Directors
                     approved a plan to allow all Company personnel the opportunity to surrender previously granted stock options in exchange for a new option at the current market price. In total, 1,357,836 options were surrendered and canceled; a corresponding number of new options were issued with an exercise price of $13.00 per share.
                         A summary of the Company's stock option activity
                     and related information follows:

                                         OUTSTANDING               EXERCISABLE
                               _____________________        __________________
                                            WEIGHTED                  WEIGHTED
                                             AVERAGE                   AVERAGE
                                            EXERCISE                  EXERCISE
                                  SHARES       PRICE         SHARES      PRICE
____________________________________________________        __________________

Balance, January 1, 1996       1,027,242     $  6.59        483,974    $  1.66
  Granted                        838,218       22.91        ==================
  Exercised                     (195,429)       2.60
  Canceled                       (65,811)      10.66
                               _____________________
Balance, December 31, 1996     1,604,220       15.39        524,318    $  5.12
  Granted                        845,025       16.46        ==================
  Exercised                     (225,165)       2.07
  Canceled                      (285,532)      20.18
                               _____________________
Balance, December 31, 1997     1,938,548       16.68        655,156    $ 13.56
  Granted                      1,785,083       12.35        ==================
  Exercised                      (51,904)       1.73
  Canceled                    (1,808,561)      18.01
                               =====================
Balance, December 31, 1998     1,863,166     $ 11.64        839,279    $ 11.16
                               =====================        ==================

Available for grant at
  December 31, 1998            1,065,020
                               =========

                     Outstanding and exercisable stock options by price range as of December 31, 1998 are as follows:


                                                       OUTSTANDING                     EXERCISABLE
                       ___________________________________________     ___________________________
                                           WEIGHTED       WEIGHTED                        WEIGHTED
          RANGE OF            SHARES        AVERAGE        AVERAGE            SHARES       AVERAGE
    EXERCISE PRICE             AS OF      REMAINING       EXERCISE             AS OF      EXERCISE
         PER SHARE     DEC. 31, 1998   TERM (YEARS)          PRICE     DEC. 31, 1998         PRICE
__________________________________________________________________     ___________________________

$ 0.60  -  $  1.20            35,463           4.24        $  1.15            34,713       $  1.15
  1.80  -     2.40           136,939           5.53           2.38           136,939          2.38
  4.00  -     6.00           103,128           9.68           4.64            13,178          4.28
  6.50  -     9.00            57,676           9.58           6.88             1,979          8.77
 11.25  -    12.69            51,500           8.36          11.86            16,000         11.25
 13.00  -    13.00         1,385,129           9.41          13.00           558,775         13.00
 13.75  -    23.63            93,331           7.70          19.61            77,695         19.09
__________________________________________________________________     ___________________________
$ 0.60  -  $ 23.63         1,863,166           8.93       $  11.64           839,279       $ 11.16
==================================================================     ===========================


                         Pro forma information regarding net loss and net
                     loss per share is required by SFAS 123 and has been determined as if the Company had accounted for its employee stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes multiple option pricing model with the following weighted-average assumptions for 1998, 1997, and 1996, respectively: risk-free interest rates of 5.18%, 6.08%, and 6.01%; dividend yields of 0%;
                     volatility factors of the expected market price of the Company's common stock of 0.8992, 0.6589, and 0.5512; and a weighted-average expected life of the option of 1.47, 1.47, and 1.46 years after vest date.
                         The Black-Scholes option value model was
                     developed for use in estimating the fair value of traded options that have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions, including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.
                         For purposes of pro forma disclosures, the
                     estimated fair value of the options is amortized to expense over the options' vesting period. The Company's pro forma information follows:

YEAR ENDED DECEMBER 31,                1998              1997             1996
______________________________________________________________________________

Pro forma net loss            $ (32,951,440)    $ (27,930,575)   $ (20,717,024)
Pro forma basic and diluted
  net loss per share                  (2.28)            (1.97)           (1.59)

                         SFAS No. 123 pro forma disclosures above are not
                     necessarily indicative of future pro forma disclosures because of the manner in which SFAS 123 calculations are phased in over time.
                         The weighted average fair value for options granted
                     during 1998, 1997, and 1996 using the Black-Scholes multiple option pricing model is $6.99, $8.81, and $10.86, respectively.

                     WARRANTS       In 1998, NeoPath issued a warrant to
                     a consultant to purchase 60,000 shares of NeoPath common stock at $4.31 per share, which was the closing price of the Company's common stock on the date of the initial agreement. The Company also issued a comparable stock option grant to the same consultant. As a result, in 1998, the Company recognized $200,000 in non-cash expenses related to the consulting agreement and will continue to recognize non-cash expenses during the one-year agreement.
                         Common stock warrants outstanding at December 31,
                     1998 totaled 278,910 at a weighted average exercise price per share of $6.86. These warrants expire at various dates through 2004.

                         During 1998, warrants were exercised to purchase
                     4,616 shares of NeoPath's common stock. During 1997, warrants were exercised to purchase 463,493 shares of the Company's common stock, of which 13,273 shares were issued through "net exercise" rights, for which the Company received no proceeds. Such rights allow the warrant holder to exercise the warrant and "pay" the warrant price through the intrinsic value of the warrants; therefore, fewer shares of common stock are issued as a result. During 1996, warrants were exercised to purchase 762,240 shares of the Company's common stock, of which 346,468 shares were issued through net exercise rights. The remaining warrants outstanding as of December 31, 1998 have net exercise rights.

                     COMMON STOCK RESERVED        At December 31, 1998,
                     common stock was reserved for the following purposes:

                     Stock options                     2,928,186
                     Common stock warrants               278,910
                     Employee stock purchase plan        133,325
                                                       _________
                                                       3,340,421
                                                       =========

             NOTE 8  EMPLOYEE BENEFITS

                         The Company has a retirement plan covering
                     substantially all employees that provides for voluntary salary deferral contributions on a pre-tax basis in accordance with Section 401(k) of the Internal Revenue Code of 1986, as amended. To date, the Company has made no contributions to the plan.
                         In May 1997, NeoPath's shareholders approved the
                     1997 Employee Stock Purchase Plan (the "ESPP") and authorized the issuance of up to 150,000 shares of the Company's common stock under the ESPP. The ESPP permits eligible employees of the Company to purchase common stock at not less than 85% of fair market value as defined in the ESPP through payroll deductions of up to 15% of their compensation, provided that no employee may purchase common stock worth more than $25,000 in any calendar year. Participants are required to hold ESPP stock for a minimum of six months following the purchase date. The ESPP will expire in 2007.

              NOTE 9 LITIGATION

                        On July 15, 1996, Neuromedical Systems, Inc.
                     ("Neuromedical") filed a lawsuit against NeoPath in the United States District Court for the Southern District of New York. The complaint alleges patent infringement, unfair competition, false advertising, and related claims. On September 5, 1996, NeoPath filed its answer and counter claims. In May 1998, a judge in the United States District Court for the Southern District of New York denied Neuromedical's motion for a preliminary injunction against the Company. The parties have agreed to dismiss their claims and counter claims on all but the patent issues, and Neuromedical accordingly served an amended complaint on July 27, 1998 asserting only patent infringement claims. This lawsuit is still in the discovery stage, and a trial date has not been set. The Company believes it has a strong position in this action and continues to defend itself vigorously.
                         On March 31, 1997, the Company filed a patent
                     infringement lawsuit against Neuromedical in the United States District Court for the Western District of Washington. The complaint alleges patent infringement and seeks permanent injunctions against Neuromedical. In March and April 1998 this lawsuit was amended, and NeoPath filed an additional related patent lawsuit against Neuromedical. Neuromedical filed a motion for summary judgment, which the court denied in April 1998. In October 1998, Neuromedical filed another motion for summary judgment that the court denied. The Company expects trial on the first Washington lawsuit to begin in 1999. The second Washington lawsuit is currently in the discovery stage.

        MANAGEMENT'S
           STATEMENT
        OF FINANCIAL
      RESPONSIBILITY

                         The management of NeoPath, Inc. is responsible
                     for the fair and accurate presentation of the financial information in this annual report. We have prepared the financial statements and related notes in accordance with generally accepted accounting principles based on Company records and other sources. Certain financial information is, of necessity, based on judgment and estimation.
                         We believe that adequate accounting systems and
                     financial controls are maintained to ensure that NeoPath's records are free from material misstatement and to protect the Company's assets from loss or unauthorized use. In addition, the Audit Committee of the Board of Directors periodically meets with NeoPath management and with Ernst & Young LLP, the Company's independent auditors.



                     /s/  ALAN C. NELSON
                     ___________________
                     Alan C. Nelson, Ph.D.
                     Chairman of the Board



                     /s/  RONALD R. BROMFIELD
                     ________________________
                     Ronald R. Bromfield
                     President and
                     Chief Executive Officer



                     /s/  ROBERT C. BATEMAN
                     ______________________
                     Robert C. Bateman
                     Vice President and
                     Chief Financial Officer

           REPORT OF
  ERNST & YOUNG LLP,
INDEPENDENT AUDITORS

                     The Board of Directors and Shareholders
                     NeoPath, Inc.

                         We have audited the accompanying balance sheets
                     of NeoPath, Inc. as of December 31, 1998 and 1997, and the related statements of operations, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.
                         We conducted our audits in accordance with
                     generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
                         In our opinion, the financial statements referred
                     to above present fairly, in all material respects, the financial position of NeoPath, Inc. as of December 31, 1998 and 1997, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                                   /s/ ERNST & YOUNG LLP

                     Seattle, Washington
                     February 9, 1999

        COMMON STOCK
         INFORMATION

                          Neopath's common stock trades on The Nasdaq
                     Stock Market(R) (or "Nasdaq") under the symbol "NPTH." Nasdaq uses computers and telecommunications to unite its participants in a screen-based market. It enables market participants to compete with each other for investor orders in each Nasdaq security, and it facilitates the trading and surveillance of thousands of securities. As of February 25, 1999, there were 291 holders of record of the common stock of the Company and 17,412,504 shares outstanding. Since shares of NeoPath's common stock are also held in street name, there are additional beneficial holders of the Company's common stock.
                          The following table sets forth, for the periods
                     indicated, the high and the low trade prices for NeoPath's common stock as reported by Nasdaq:

                                                     1998                  1997
                                      ___________________    __________________
                                         HIGH         LOW       HIGH        LOW
                                      ___________________    __________________

                     First Quarter    $ 18.19     $ 11.25    $ 19.75    $ 13.50
                     Second Quarter     16.00        5.63      23.00      11.50
                     Third Quarter       8.63        3.88      20.00      15.00
                     Fourth Quarter      8.75        3.06      20.38      12.63

                          The Company has not declared or paid cash
                     dividends on its common stock. The Company currently intends to retain all earnings for use in its business and does not anticipate paying cash dividends in the foreseeable future.

           CORPORATE
         INFORMATION

                     DIRECTORS

                     Alan C. Nelson, Ph.D.
                     Chairman of the Board

                     Thomas A. Bonfiglio, M.D.
                     Senior Attending Pathologist and Director of Cytology, The Genesee Hospital

                     William L. Scott
                     Retired General Manager, Boston Scientific
                     Corporation -- Northwest Technology Center

                     Cristina H. Kepner
                     Director and Executive Vice President,
                     Invemed Associates, Inc.

                     Walter L. Robb, Ph.D.
                     President, Vantage Management, Inc.

                     David A. Thompson
                     Retired Senior Vice President,
                     Abbott Laboratories

                     Gail R. Wilensky, Ph.D.
                     John M. Olin Senior Fellow, Project HOPE


                     OFFICERS

                     Alan C. Nelson, Ph.D.
                     Chairman of the Board

                     Ronald R. Bromfield
                     President and Chief Executive Officer

                     Robert C. Bateman
                     Vice President and Chief Financial Officer

                     Shih-Jong James Lee, Ph.D.
                     Vice President and Chief Technical Officer

                     Larry A. Nelson
                     Vice President, Intellectual Property and New Business Development

                     Mary K. Norton
                     Vice President, Regulatory/Government Affairs and Quality Assurance

                     David H. Robison
                     Vice President, Operations

           CORPORATE
         INFORMATION

                     CORPORATE HEADQUARTERS

                     NeoPath, Inc.
                     8271 - 154th Avenue NE
                     Redmond, WA  98052
                     Phone:  (425) 869-7284
                     Fax:  (425) 869-5325


                     LEGAL COUNSEL

                     Perkins Coie LLP
                     1201 Third Avenue
                     Seattle, WA  98101


                     TRANSFER AGENT

                     American Stock Transfer & Trust Company
                     40 Wall Street
                     New York, NY  10005


                     INDEPENDENT AUDITORS

                     Ernst & Young LLP
                     999 Third Avenue, Suite 3500
                     Seattle, WA 98104


                     ANNUAL MEETING

                     The Annual Meeting of Shareholders will be held at 8:30 a.m. (Pacific Daylight Time) on Thursday, May 20, 1999 at NeoPath, Inc. Corporate Headquarters, 8271 - 154th Avenue NE, Redmond, Washington 98052


                     SHAREHOLDER INQUIRIES

                     Copies of the Company's Form 10-K, as filed with the Securities and Exchange Commission, may be obtained without charge by writing:

                     Attn:  Investor Relations
                     NeoPath, Inc.
                     8271 - 154th Avenue NE
                     Redmond, WA 98052